UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                              (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)
                            (Amendment No. 24)*


                        First Financial Fund, Inc.
                             (Name of Issuer)

                               Common Stock
                     (Title of Class of Securities)

                                320228109
                             (CUSIP Number)

                         Stephen C. Miller, Esq.
                           Krassa & Miller, LLC
                       1680 38th Street, Suite 800
                         Boulder, Colorado  80301
                             (303) 444-5483
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             August 23, 2002

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 320228 10 9


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3. SEC Use Only


4. Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
	1,795,100


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13. Percent of Class Represented by Amount in Row (11)  		7.60%


14. Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3. SEC Use Only


4. Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power		2,568,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,568,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,568,200


12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.	Percent of Class Represented by Amount in Row (11)  	10.87%


14. 	Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Mildred B. Horejsi Trust


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3. SEC Use Only


4. Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization  		New York


Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400

Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,922,400


12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.	Percent of Class Represented by Amount in Row (11)  	8.14%


14. 	Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi Trust No. 2


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900

Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,697,900


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)  		7.19%


14.  Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800

Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,800


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)  		5.76%


14.  Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   John S. Horejsi Trust


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	100


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)  		0.0004%


14.  Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,359,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)  		5.76%


14.  Type of Reporting Person (See Instructions)			OO


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CUSIP No. 320228 10 9


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi


2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
	(B)


3. SEC Use Only


4. Source of Funds (See Instructions)  	Not applicable


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization  		United States


Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  0


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13. Percent of Class Represented by Amount in Row (11)  	0%


14. Type of Reporting Person (See Instructions)			IN
--------------------------------------------------------------------------


             Amendment No. 24 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred
B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

As previously reported in this statement on Schedule 13D, in connection with the Company's recent annual meeting of shareholders which was held on August 12, 2002, the Brown Trust proposed alternative directors, Joel
W. Looney and Dr. Dean Jacobson (the "Trust Candidates"), to those nominated by the Company's nominating committee (the "Incumbent Candidates").

In order to communicate with shareholders regarding the Trust Candidates, the Brown Trust, in accordance with Maryland law, made written request to the Company for information held by the Company regarding its record and beneficial stock owners (i.e., a list of non-
objecting beneficial owners or a "NOBO list").   The Company refused to
provide the NOBO list. In order to compel the Company to provide the NOBO list, on July 22, 2002, the Brown Trust filed a lawsuit for a temporary restraining order in United States District Court, District of Maryland (the "NOBO Lawsuit"). The Complaint and Memorandum of Points and Authorities in Support of the Brown Trust's Motion for Temporary Restraining Order are attached hereto as Exhibit 10 and incorporated in this statement by reference. At a hearing held on July 30, 2002, the Court found in favor of the Brown Trust and issued a Temporary Restraining Order compelling the Company to provide the NOBO list as requested.

On July 25, 2002, Stewart R. Horejsi, in his capacity as financial adviser for the Brown Trust, sent a letter to the Board of Directors of the Company (the Board") expressing his disappointment that the Board permitted the Company and its counsel to advance an erroneous position in refusing to provide the Brown Trust with the NOBO list. The letter indicates that such actions resulted in otherwise unnecessary expenditures of time and money by both the Brown Trust and the Company. The July 25, 2002, letter is attached hereto as Exhibit 11 and incorporated in this statement by reference.

On August 2, 2002, Stewart R. Horejsi, again in his capacity as financial adviser for the Brown Trust, sent a letter to the Board taking exception to and criticizing a provision in the Company's by-laws (the "Objectionable By-Law") that purports to require a candidate for the board of directors to receive a majority of the Company's outstanding shares (i.e., more than 50% of all of the Company's shares) to be elected to the board (the "August 2nd Letter"). The August 2nd Letter asked the Board to take formal action to remove the Objectionable By-Law so as to permit a majority of the voting shares (vis-...-vis the outstanding shares) to elect directors. The August 2nd Letter is attached hereto as Exhibit 12 and incorporated in this statement by reference. On August 9, 2002, Kirkpatrick & Lockhart, LLP, the Company's counsel, sent a letter rejecting the position taken by Mr. Horejsi with regard to the Objectionable By-law and indicating that the Board refused to comply with Mr. Horejsi's request to remove the provision.

On August 12, 2002, at the Company's annual meeting of shareholders, according to the final report of the Company's inspector of elections dated August 20, 2002, the Trust Candidates received support of 47.3 percent of the Fund's outstanding shares, while the Incumbent Candidates received support of 33.1 percent.

On August 20, 2002, Badlands, the trustee for the Brown Trust, sent a letter to Thomas T. Mooney, the Company's president and chairman, stating that, because the Trust Candidates received a majority of the shares that voted at the meeting, the Trust Candidates were legitimately elected and were thus duly elected board members of the Company (the "Badlands Letter"). The Badlands Letter is attached hereto as Exhibit 13 and incorporated in this statement by reference.

On August 21, 2002, Kirkpatrick & Lockhart, responding to the Badlands Letter, sent a letter purportedly on behalf of the Company stating in pertinent part as follows:

[The August 9, 2002 letter] made clear that the Board had determined that the long-standing by-law provision requiring the affirmative vote of a majority of the [Company's] outstanding shares to elect Directors is legal. Thus, the Board disputes your contention that the [Trust Candidates] have been duly elected to the Fund's Board.
.. . .

The Board intends to proceed with the normal business of the Fund with the [Incumbent Candidates] . . . with the full authority to exercise all of the rights and powers of members of the [Board], until their successors are duly elected and qualified.

On August 23, 2002, in order to compel the recognition of the Trust Candidates as duly elected members of the Board, and to preclude any substantive or illegal Board actions pending such recognition, the Brown Trust amended its Complaint in the NOBO Lawsuit and requested a temporary restraining order in the United States District Court, District of Maryland (the "By-Law Lawsuit"). The Complaint and Memorandum in Support of Application for a Temporary Restraining Order and Motion for Preliminary Injunction filed in the By-Law Lawsuit are attached hereto as Exhibit 14 and incorporated in this statement by reference.

At a hearing held on August 28, 2002, the United States District Court for the District of Maryland found in favor of the Brown Trust in connection with the By-Law Lawsuit and granted the Brown Trust's Motion for Temporary Restraining Order, thus preventing the Company from seating the Incumbent Candidates. In doing so, the Court enjoined the Board from meeting until the Court considers the Brown Trust's motion for a preliminary injunction and enjoined enforcement of the Objectionable By-law. The Court found that the Brown Trust met the legal standards for the issuance of a Temporary Restraining Order, including the existence of irreparable harm and the likelihood of success on the merits. The Brown Trust understands that the Court set the matter for a Permanent Injunction Hearing on September 10, 2002 at 10:30 a.m.


Item 7.   Material to be Filed as Exhibits.

		Exhibit 10. Complaint and Memorandum of Points and Authorities in Support of the Brown Trust's Motion for Temporary
Restraining Order filed on July 22, 2002.

		Exhibit 11. July 25, 2002, letter from Stewart R. Horejsi to the Board of the Company.

		Exhibit 12. August 2, 2002, letter from Stewart R. Horejsi to the Board of the Company.

		Exhibit 13. August 20, 2002, letter from Badlands Trust Company to the Thomas T. Mooney.

		Exhibit 14. Complaint and Memorandum in Support of Application for a Temporary Restraining Order and Motion for Preliminary Injunction filed on August 23, 2002.



                                 Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice President of Badlands Trust Company, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, the Susan
L. Ciciora Trust, and the John S. Horejsi Trust.


EXHIBIT 10

                     IN THE UNITED STATES DISTRICT COURT
                         FOR THE DISTRICT OF MARYLAND
                              Southern Division

______________________________________
							)
BADLANDS TRUST COMPANY,		)
614 Broadway,					)
Yankton, South Dakota  57078			)
	a South Dakota corporation,		)
							)
as Trustee for					)
							)
LOLA BROWN TRUST No. 1B,		)
614 Broadway,					)
Yankton, South Dakota  57078			)
							)
				Plaintiff, 		)
							)
v.							)	Civil Action No. ___________
							)
FIRST FINANCIAL FUND, INC.,		)
Gateway Center Three,				)
100 Mulberry Street,				)
Newark, New Jersey  07102,			)
	a Maryland corporation,			)
							)
				Defendant,		)
							)
Serve:						)
The Corporation Trust Incorporated,		)
300 E. Lombard Street, Suite 1400		)
Baltimore, Maryland  21202			)
_______________________________________)

                               COMPLAINT

Nature of this Action


      1.	This is an action for injunctive relief seeking inspection of corporate shareholder records arising under the corporations law of the
State of Maryland, and in particular under Md. Corps. Code Section 2-
512, et seq.  The question presented is whether a Maryland corporation must produce, upon request by a shareholder of 5% or more of its shares, so-called "NOBO" lists and "CEDE" breakdowns as part of its obligation to provide lists of stockholders pursuant to Md. Corps. Code Section 2-
513.
The Parties
      2.	The Plaintiff in this action is Badlands Trust Company
("Badlands"), as trustee for the Lola Brown Trust No. 1B ("Lola Brown Trust"). Badlands is a South Dakota corporation with its principal place in business in South Dakota.  The Lola Brown Trust is a trust organized pursuant to South Dakota law by Ms. Lola Brown for the benefit of her issue.  The business address of both Badlands and the Lola Brown
Trust is 614 Broadway, Yankton, South Dakota.  All of the beneficiaries of the Lola Brown Trust are residents of states other than Maryland or
New Jersey.  The Lola Brown Trust is the beneficial owner of more than five percent of the outstanding and issued common stock of the defendant.
      3.	The defendant in this action is First Financial Fund, Inc.
("First Financial" or "FF"). First Financial is a Maryland corporation, which has its primary place of business in Newark, New Jersey. First Financial is a closed end mutual fund that is part of the Prudential Financial, Inc. Fund Complex. First Financial is a public company traded on the New York Stock Exchange under the symbol "FF."
Jurisdiction
      4.	Subject matter jurisdiction exists in this Court under 28
U.S.C. Section 1332 because the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs and is between citizens of different states.
      5.	Personal jurisdiction over the defendant is authorized by,
inter alia, Md. Code Ann., Corps. & Ass'ns Section 1-102 (1999), and Md.
Code Ann., Courts & Jud. Procs. Section 6-102(a) (1998), because the defendant is a person organized under the laws of the State of Maryland. "NOBO Lists," "CEDE Breakdowns,"
and Other Basics of Stockholder Information
      6.	Md. Code Ann., Corps. & Ass'ns Section 2-513 (1999) provides that a person who holds 5% or more of a Maryland corporation's stock may acquire "a list of its stockholders."
      7.	In the modern American economy, by far the majority of shares in corporations are held in brokerage and other remote accounts in
"street names," i.e., the name of the brokerage firm, instead of in the name of the beneficial owner or actual investor.  For example, a person could purchase shares of First Financial stock through an account he holds at, for example, Merrill Lynch.
      8.	Even Merrill Lynch, however, would not hold those shares in
its own name. Instead, over 200 of the brokerage houses and financial institutions, including Merrill Lynch, have formed an entity named
Depository Trust Company for the purpose of owning shares held in street name for the beneficial interest of customers of the brokerage firms and financial institutions. Depository Trust Company, in turn, has formed a partnership named "Cede & Co." and utilizes that name to hold shares owned by Depository Trust Company.
      9.	Thus, the shareholder records of a corporation will
frequently show "Cede & Co." as the record owner of many, many of its shares. A stockholder who received a corporation's list of record stockholders pursuant to Md. Code Ann., Corps. & Ass'ns Section 2-513, therefore, would learn that Cede & Co. owned many shares, and would not be able to communicate directly with the beneficial owners of the shares.  (In this case, for example, Cede & Co. owns 22,584,654 shares of FF, or about 95% of all the shares of FF outstanding.)
      10.	It is possible for a depository company like Cede & Co.
(there are other such depository companies as well) to identify the brokerage firms that own shares and the number of shares owned by each.
Such a "breakdown" is generically called a "CEDE list" or a "CEDE breakdown" (even when one of the other depository companies creates it).
With such a list, the corporation or a competing proxy solicitor can determine how many of its proxy materials to supply to each brokerage house for subsequent redistribution to the customers of the brokerage houses, the beneficial owners.
      11.	In addition to CEDE lists, which by their nature are still
one step removed from the beneficial owner, there are lists known as
"NOBO lists." NOBO lists ("NOBO" stands for "non-objecting beneficial owners") are lists of the actual beneficial owners of the shares. NOBO lists are created by the brokerage houses pursuant to Securities and
Exchange Commission ("SEC") rules that permit the beneficial owner to determine, i.e., to object or not object, whether that beneficial share holder wishes his or her name to be disclosed to the corporation for purposes of receiving corporate communications.  The SEC requires brokers and other record holders of stock in street name to compile a
NOBO list at a corporation's request.
      12.	Possession of a NOBO list allows direct communication with
those beneficial owners of shares who have indicated that they do not object to having their names and addresses disclosed so that they might receive such communications directly.
      13.	Also relevant to the proxy process are Respondent Bank
Omnibus Proxies and Participants Lists.  While complex, the list is similar to a CEDE breakdown, and essentially identifies a respondent bank at a level below the brokerage houses that can cause a proxy card to be issued to the beneficial owner.
Facts Common To All Counts
      14.	Lola Brown Trust No. 1B was the beneficial owner of 2,568,200 shares of First Financial on May 22, 2002, the record date established by First Financial for those shares eligible to vote at First
Financial's annual meeting, presently scheduled for August 12, 2002.
      15.	There were approximately 23,622,382 shares of FF outstanding as of the record date.  Thus, Plaintiff Lola Brown Trust is the beneficial owner of approximately 10.87% of the outstanding shares of
First Financial.
      16.	A number of other trusts created by members of Lola Brown's
family also are beneficial owners of shares of First Financial.
Together, these family-related trusts (the "Related Trusts") own approximately 39.6% of all the outstanding shares of First Financial.
      17.	The Related Trusts have formed an unincorporated association known as Shareholders for Tomorrow. The members of Shareholders for Tomorrow, who control approximately 39.6% of the outstanding shares of
FF, believe that FF would be better managed by election of two new directors to replace two incumbent directors related to the Prudential
Fund Complex.
      18.	To that end, Shareholders for Tomorrow seeks to solicit
proxies from other shareholders in order to elect two new directors at the Annual Meeting on August 12, 2002, to replace the two incumbent directors related to the Prudential Fund Complex who have been nominated to be reelected at that Meeting.
      19.	Obtaining NOBO Lists and CEDE breakdowns in order to identify the beneficial owners of the shares of First Financial is crucial in order for the Lola Brown Trust and other members of Shareholders for
Tomorrow to succeed in soliciting proxies for the Annual Meeting.
      20.	On or about June 5, 2002, Cede & Co., in its capacity as
registered owner of more than 5% of the shares of First Financial, requested on behalf of the Lola Brown Trust, pursuant to Md. Code Ann., Corps. & Ass'ns Section 2-513, a list of First Financial's stockholders
(the "Stockholder List Request").  The Stockholder List Request
specifically requested all NOBO lists, all CEDE breakdowns, all respondent bank omnibus proxy lists, and all information in the possession of First Financial concerning the number and identity of the actual beneficial owners of the common stock of FF. Under Maryland law, a response was due within 20 days, or by June 26, 2002.  See Exhibit 1.
      21.	The Stockholder List Request was sent by Federal Express
addressed to Arthur J. Brown, First Financial's Secretary, at the
address listed in First Financial's most recent proxy statement filed with the SEC as the address of FF for purposes of sending shareholder proposals. First Financial refused to accept the Federal Express package because Mr. Brown was not physically located at that address.
      22.	On June 19, 2002, Plaintiff's agent made repeated attempts to redeliver the Stockholder List Request by hand to the Newark address.
The first attempt was rejected because the package was not addressed to a specific individual at First Financial.  The package was then addressed to R. Charles Miller, the Assistant Secretary; this second attempt was rejected because Mr. Miller was not physically present at the address.  The package was then addressed to Thomas Mooney, the president of FF; this third attempt was rejected because Mr. Mooney was not physically present at the address.  Finally, when the agent requested the name of some person who was present in the building, he was told that such information was not permitted to be given out.
      23	The Stockholder List Request was finally delivered to Mr.
Brown at his law office in Washington, D.C. on June 20, 2002, with a request that the stockholder lists, including all NOBO and CEDE information, be delivered within the 20 day deadline, by June 26, 2002.
See Exhibit 2.
      24.	On July 8, 2002 - 33 days after the initial stockholder list demand was made and 19 days after finally receiving the request at his Washington law office - Mr. Brown, on letterhead bearing First
Financial's name and Newark, New Jersey address, responded to the
Stockholder List Request (the "Response").  The Response stated that
First Financial would provide a stockholder list at the offices of The Corporation Trust Incorporated in Baltimore, but only after a confidentiality agreement was executed by representatives of the Lola
Brown Trust. See Exhibit 3. Pursuant to this Response, First Financial provided the Lola Brown Trust a list of its record holders, which list includes the names of holders of only 675,535 shares, other than those shares held in street name.
      25.	However, First Financial refused to produce a NOBO list of
its beneficial owners, even though such list was in existence, was in the possession or control of First Financial, and was being used by
First Financial in the proxy contest.
      26.	On June 21, 2002, a magnetic tape containing the NOBO List
for First Financial was sent to First Financial's agent for proxy solicitation, Georgeson Shareholder Communications, Inc. ("Georgeson").
See Exhibit 4.
      27.	First Financial and/or its agent Georgeson possesses a NOBO
list and, despite protest from representatives of the Lola Brown Trust, has refused to provide it to Plaintiff Lola Brown Trust.
      28.	Those NOBO lists must be obtained immediately, and each
passing day without their being obtained by the Lola Brown Trust constitutes irreparable harm, since the Annual Meeting is scheduled for August 12, 2002.
COUNT I
(Breach of Md. Code, Corps. & Ass'ns Section 2-513)
      29.	Paragraphs 1 though 28 are incorporated herein as if set
forth here in full and in particular.
      30.	Plaintiff Lolo Brown Trust made a written request for a list of the stockholders of First Financial. The Stockholder List Request included a request for copies of any CEDE breakdowns or NOBO lists.
      31.	Defendant First Financial or its agents or representatives
are in possession of a NOBO list and have refused to produce pursuant to the Stockholder List Request.
      32.	Defendant's failure to produce the NOBO list violates Md.
Code Ann., Corps. & Ass'ns Section 2-513.
	WHEREFORE Plaintiff prays that the Court shall issue the following relief:
	1.	A temporary restraining order and preliminary injunction
directing First Financial to deliver to Plaintiff by close of business the day the Order is signed a copy of any and all NOBO lists, all CEDE breakdowns, and all Respondent Bank Omnibus Proxy Lists, in the possession of First Financial or its proxy solicitation agents or representatives, together with such other information as is in the possession of First Financial that identifies the names, addresses and telephone numbers of the beneficial owners of shares of common stock in First Financial; and
	2. For such other additional and further relief as the Court deems just, equitable and appropriate.

				Respectfully submitted,

				/s/ James H. Hulme

				James H. Hulme, Bar No. 00875
				Donald B. Mitchell, Jr., Bar No. 22944
				Benjamin I. Fishman, Bar No. 13495
				ARENT FOX KINTNER PLOTKIN & KAHN
				1050 Connecticut Avenue, N.W.
				Washington, D.C.  20036-5339
				T: (202) 857-6000
				F: (202) 857-6395

				Attorneys for Plaintiff Badlands Trust Company, as trustee for the Lola Brown Trust No. 1B


Dated:  July 22, 2002



                          TABLE OF CONTENTS


FACTUAL BACKGROUND	3

A. 	The Showdown at the Annual Meeting	3

B.	The Key To Proxy Solicitation Is To Identify The Beneficial Owners
	4

C.	The Request for Stockholder Information
In the Possession of First Financial	7

D.	First Financial's Dilatory Conduct	7

E.	First Financial's Further Delay and the Creation of an Uneven
Playing Field	 9


LEGAL ARGUMENT	10

A.	The Lola Brown Trust Is Suffering and Will Suffer
Irreparable Harm Unless Emergency Relief Is Granted	11

B.	First Financial Will Suffer No Harm
From the Requested Injunctive Relief	14

C.	The Lola Brown Trust Is Likely To Succeed On
The Merits of Its Complaint Seeking the NOBO Lists -
Indeed, No Court Has Ever Ruled Against
A Shareholder Seeking NOBO Lists	14

1.	Maryland's Stockholder Inspection Statute	15

2.	The Nationwide Adoption of
Similar Stockholder Inspection Statutes	16

3.	The Excuses Made by First Financial
For Not Producing the NOBO Lists are Strained at Best 	19

a.	Stockholder of Record Information Includes NOBO Lists	20

i.	The Maryland Statute Is The Same As
          The Delaware and Ohio Statutes	21


ii.	Maryland's Statute Includes A Provision
            Parallel to the SEC's NOBO List Provision	22

b.	Maryland Has Not Narrowly Construed the
            Stockholder Information to be Produced Under Section 2-513
	23

c.	Delaware Law Is Not Irrelevant -
            Indeed, Maryland Courts Look to  	25

D.	The Public Weal Is Greatly Served
By Issuing the Requested Restraining Order	26

CONCLUSION	27













                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND
                               Southern Division

______________________________________
							)
BADLANDS TRUST COMPANY,		)
	a South Dakota corporation,		)
	as Trustee for				)
LOLA BROWN TRUST No. 1B,		)
							)
				Plaintiff, 		)
							)
v.							)	Civil Action No. ___________
							)
FIRST FINANCIAL FUND, INC.,		)
	a Maryland corporation,			)
							)
				Defendant,		)
_______________________________________)

                       MEMORANDUM OF POINTS AND AUTHORITIES
                         IN SUPPORT OF PLAINTIFF'S MOTION
                         FOR A TEMPORARY RESTRAINING ORDER

	With each passing day, the Lola Brown Trust No. 1B (the "Lola Brown Trust"), the owner of 10.9% of First Financial Fund, Inc.'s ("First Financial") stock, suffers irreparable harm, because time is the purest ally of defendant First Financial. In a matter of weeks, at First Financial's annual meeting on August 12, an election will be held for two of the five director positions of this publicly traded company. The Lola Brown Trust is part of a related group of trusts (the "Related Trusts") that own nearly 40 percent of First Financial's stock. The
Lola Brown Trust wants to mount a proxy fight regarding the election of directors at that annual meeting, but First Financial has illegally withheld from the Lola Brown Trust the only effective means to do so -
the list of who the other beneficial share owners of First Financial are.
	The Lola Brown Trust made a request under Md. Code Ann, Corps. & Ass'ns ("Md. Corps. Code") Section 2-513 for the information held by
First Financial regarding its record and beneficial stock owners so that the Related Trusts could communicate their concerns with their fellow shareholders in time for the upcoming vote. See Complaint
Paragraphs 17-20.1 After engaging in a series of evasive maneuvers to avoid "officially" receiving this request, see Complaint Paragraphs 21-
22, First Financial only produced a portion of the relevant information in its possession - withholding what are known as "NOBO lists" and "CEDE breakdowns," the only lists that identify the actual beneficial owners of the shares (instead of the brokerage houses where the shares are deposited). The NOBO and CEDE lists are the absolutely key information needed to contact the decision-making stock owners.
	Every court in the United States that has ever addressed this question has held that a corporation has an obligation to disclose NOBO lists and CEDE breakdowns to a shareholder qualified to request stockholder lists under state law.  See generally Shamrock Assoc. v.
Texas American Energy Corp., 517 A.2d 658 (Del. Ch. 1986); Sadler v. NCR Corp., 928 F.2d 48 (2d Cir. 1991). Disclosure of these lists is, similarly, required by Md. Corps. Code Section 2-513, which in every relevant particular is identical to the Delaware statute on this subject addressed by Shamrock, supra.
	If First Financial does not promptly turn over this information, the Lola Brown Trust will be irreparably harmed because it will not be able to contact the other stock owners and share its views in time for the upcoming vote.  Every day that goes by without the required production of this contact data, the Related Trusts' ability to spread its message in time grows less likely.  This harm is not quantifiable and First Financial's actions are not justifiable.  For these reasons this Court should grant the instant motion and require the immediate production of the requested data.
FACTUAL BACKGROUND
	A. 	The Showdown at the Annual Meeting
	On August 12, 2002, defendant First Financial, a Maryland corporation publicly traded on the New York Stock Exchange under the symbol "FF," will hold its annual meeting. During the upcoming annual meeting, two of these director positions will be filed in an election of the First Financial shareholders.
	On May 22, 2002, the record date established by First Financial for the Annual Meeting, the Lola Brown Trust was the beneficial owner of about 10.9% of First Financial's shares.  Together with a number of other related trusts created by the same family, the Related Trusts control approximately 39.6% of all the outstanding shares of First Financial. The Related Trusts share a common view on the issues to be addressed at the upcoming Annual Meeting and have formed an association known as Shareholders for Tomorrow ("SFT").
	First Financial is a member of the Prudential Financial, Inc. Fund Complex (the "Prudential Complex"), which effectively controls four of the five current directors.  The members of SFT strongly believe that
First Financial would be better managed by the election of new directors to replace the two incumbent directors, who are related to and being advanced by the Prudential Complex. To that end, SFT wants to solicit proxies from other shareholders in order to elect two new directors at the Annual Meeting who are unaffiliated with the Prudential Complex.
	B.	The Key To Proxy Solicitation Is To Identify The Beneficial
Owners
	Before other beneficial owners of First Financial can be made aware of SFT's concerns about the Prudential Complex's incumbent director candidates, SFT must be able to determine the identity of those owners. Fortunately, under Maryland law, registered owners of more than 5% of a company's stock are entitled to request the company's list of stockholder information. Md. Corps. Code Section 2-513.
	In the modern American economy, however, by far the majority of shares in corporations are held in brokerage and other remote accounts in "street names," i.e., the name of the brokerage firm, instead of in the name of the beneficial owner or actual investor. For example, a person could purchase shares of First Financial stock through an account he holds at, for example, Merrill Lynch.
	Even Merrill Lynch, however, would not hold those shares in its own name or register them on the stockholder books of First Financial in its name. Instead, over 200 of the brokerage houses and financial institutions, including Merrill Lynch, have formed an entity named Depository Trust Company for the purpose of owning shares held in a 'street name' for the beneficial interest of customers of the brokerage firms and financial institutions. Depository Trust Company, in turn, has formed a partnership named "Cede & Co." and utilizes that name to hold shares owned by Depository Trust Company.2
	Thus, the shareholder records of a corporation (like First Financial) will frequently show "Cede & Co." as the record owner of many, many of its shares.3 Merely knowing that Cede & Co. is a large stockholder, of course, does not in any way help either the corporation or a competing proxy solicitor to identify the beneficial owners of that stock.
	It is possible for a depository company like Cede & Co. (there are other such depository companies as well) to identify the brokerage firms which have deposited shares with Cede and the number of shares owned by each. Such a "breakdown" is generically called a "CEDE list" or a "CEDE breakdown" (even when one of the other depository companies creates it). With such a list, the corporation or a proxy solicitor can determine how many of its proxy materials to supply to each brokerage house for subsequent redistribution to the customers of the brokerage houses, the beneficial owners.
	In addition to CEDE lists, which by their nature are still one step removed from the beneficial owner, there are lists known as "NOBO lists." NOBO lists ("NOBO" stands for "non-objecting beneficial owners") are lists of the actual beneficial owners of the shares who do not object to their identity as stockholders being known. NOBO lists are created by the brokerage houses pursuant to Securities and Exchange Commission ("SEC") rules that permit the beneficial owner to determine, i.e., to object or not object, whether that beneficial share holder wishes his or her name to be disclosed to the corporation for purposes of receiving corporate communications. The SEC requires brokers and other record holders of stock in street name to compile a NOBO list at a corporation's request.
	Possession of a NOBO list allows a corporation (or a competing proxy solicitor) to communicate directly with those beneficial owners of shares who have indicated that they do not object to having their names and addresses disclosed so that they might receive such communications directly. While there is no requirement that a corporation obtain information beyond the names of the stockholders of record (e.g., Cede & Co.), many do - and First Financial has here.

	C.	The Request for Stockholder Information
		In the Possession of First Financial

	On June 5, 2002, the Brown Trust caused Cede & Co., in its capacity as registered owner of more than 5% of the shares of First Financial, to issue a request pursuant to Md. Corps. Code Section 2-513 (the
"Stockholder List Request") to First Financial for a list of First Financial's stockholders. The Stockholder List Request specifically requested all NOBO lists, all CEDE breakdowns, all omnibus proxy lists, and other information in the possession of First Financial concerning the number and identity of the actual beneficial owners of the common stock of First Financial. Under the Maryland Inspection statute, a response was due within 20 days, or by June 26, 2002.

	D.	First Financial's Dilatory Conduct

      The Stockholder List Request was sent by Federal Express addressed to Arthur J. Brown, Secretary of First Financial, at the Newark, New Jersey, address listed in First Financial's most recent proxy statement filed with the SEC as the address of First Financial for purposes of sending shareholder proposals. First Financial, however, refused to accept the Federal Express package because Mr. Brown was not physically located at that address.4
	On June 19, 2002, plaintiff's agent made repeated attempts to deliver the Stockholder List Request by hand to the listed Newark address. The first attempt was rejected because the package was not addressed to a specific individual at First Financial. The package was then addressed to R. Charles Miller, the Assistant Secretary; this second attempt was rejected because Mr. Miller was not physically present at the address. The package was then addressed to Thomas
Mooney, the president of First Financial; this third attempt was rejected because Mr. Mooney was not physically present at the address. Finally, when plaintiff's agent requested the name of some person who was present in the First Financial offices, he was told that such information was not permitted to be given out.
	The Stockholder List Request was finally delivered to Mr. Brown at his law office in Washington, D.C. on June 20, 2002, with a request that the stockholder lists, including all NOBO and CEDE information, be delivered within the 20 day deadline, by June 26, 2002. On July 8, 2002
- 33 days after the initial stockholder list demand was made and 19 days after finally receiving the request at his Washington law office - Mr. Brown, on letterhead bearing First Financial's Newark, New Jersey address - the same address that refused initial delivery of the initial request addressed to Mr. Brown - responded to the Stockholder List
Request (the "Response"). The Response stated that First Financial would provide a stockholder list at the offices of The Corporation Trust Incorporated in Baltimore, but only after a confidentiality agreement was executed by representatives of the Brown Trust.

	E.	First Financial's Further Delay
		and the Creation of an Uneven Playing Field

	After the confidentiality agreements were signed by the Trust the very next day, First Financial finally permitted access to its list of stockholders of record. Of course, ninety-seven percent (97%) of the entries on this list were the "street name" depository entities. See Miller Decl. Paragraph 4, attached at Exhibit 5. Tellingly absent from this production were any NOBO lists or CEDE breakdowns, which one would have expected a corporation facing a tough proxy battle to have obtained in order to solicit support for its position.
	The plaintiff soon learned, however, that First Financial had, in fact, acquired a NOBO list and had withheld it from the Lola Brown
Trust. On June 21, 2002, a magnetic tape containing this NOBO List was sent to First Financial's agent for proxy solicitation, Georgeson Shareholder Communications, Inc. ("Georgeson"). See Complaint Exhibit
4. On July 10, 2002, counsel for the Lola Brown Trust and SFT complained to First Financial that it was improper to withhold this NOBO list and any other stockholder identification in its possession. Two days later, First Financial replied that it would not provide these materials, which gave rise to the filing of the instant lawsuit.
LEGAL ARGUMENT
	Each day that First Financial impermissibly withholds the NOBO list increases the irreparable harm suffered by the Lola Brown Trust and SFT
- for it is one less day within which to solicit the beneficial owners that are being solicited and called by First Financial's proxy solicitors. The law is well-settled in this Circuit that where, as here, the plaintiff is facing such irreparable harm a corrective injunction should be issued under Fed. R. Civ. P. 65.
	Under the law in this Circuit, a court must examine the four traditional factors to determine whether to grant injunctive relief:
(1) the harm to the plaintiff if the injunction is not granted; (2) the harm to the defendant if the injunction is granted; (3) the plaintiff's chances of success on the merits; and (4) the public interest. See, e.g., Intelus Corp. v. Barton, 7 F. Supp. 2d 635, 638-39 (D. Md. 1998).
	The first two factors are the most important factors, and a court must begin its analysis by balancing the likelihood of harm to the plaintiff against the likelihood of harm to the defendant. See
Blackwelder Furniture Co. of Statesville v. Seilig Manuf. Co., 550 F.2d 189, 194-95 (4th Cir. 1977); Rum Creek Coal Sales, Inc. v. Caperton, 926 F.2d 353, 359 (4th Cir. 1991). If the balance tips in favor of the plaintiff, then the plaintiff need not prove a "likelihood" of success on the merits, but instead need only raise "serious, substantial and difficult" questions that are "fair ground for litigation."
Blackwelder, at 195; Rum Creek, 926 F.2d at 359. Thus, a preliminary injunction is appropriate where the likely harm to the plaintiff outweighs the possible harm to the defendant, the plaintiff has raised serious questions regarding the merits of the case, and granting an injunction is in the public interest. Id. The case at bar easily satisfies the standard for issuing the requested injunctive relief.

	A.	The Lola Brown Trust Is Suffering and Will Suffer
		Irreparable Harm Unless Emergency Relief Is Granted

	The Lola Brown Trust wants to solicit proxies from the beneficial shareholders of First Financial in connection with the election of two directors at the annual meeting of shareholders scheduled for August 12, 2002. In excess of 97% of the outstanding shares of First Financial, however, are held in so-called 'street name' through brokerage accounts. See Declaration of Stephen C. Miller, attached hereto as
Exhibit 5, at Paragraph 4. Without the ability to use the NOBO list in the possession of First Financial, the Lola Brown Trust and SFT will be unable directly to contact any of the actual stock holders of First Financial whose stock is held in 'street name' in order to solicit their votes. See id. at Paragraph 5.
	First Financial has had possession and use of the NOBO list since on or shortly after June 21, 2002. As a result, the incumbent directors seeking reelection and their proxy solicitation agents have had exclusive free reign to contact the shareholders on the NOBO list directly, by way of telephone calls or direct mail. See id. at Paragraph 6; see also Complaint Exhibit 4. The current and ongoing use of the NOBO list by the incumbent directors and their agents, without any competition from Plaintiff and SFT, may permit the incumbent directors to solicit enough proxies from shareholders of the Fund to retain their seats for another three years. See Miller Decl.
Paragraph 7.
	Only 21 days remain until the annual meeting of shareholders of First Financial Fund. Because all proxies must be returned by mail and then tabulated, proxies must be received by Automatic Data Processing, Inc. (the company which receives and processes all such proxies) no later than the morning of August 9, 2002 in order to be included in the vote count. See Miller Decl. Paragraph 9. Due to potential mail delays, shareholders have no assurance that their proxies will be received in time unless they mail their proxies to Automatic Data Processing several days in advance of the Friday, August 9 cutoff - for example, by Tuesday, August 6, a date only two weeks from tomorrow. As a result, if the Lola Brown Trust and SFT are to have any chance to effectively solicit proxies in advance of the Annual Meeting, immediate action by the Court is required in order to provide Plaintiff with the use of the NOBO list, the CEDE breakdown, and the omnibus proxy list to solicit proxies for a period of less than two weeks before the practical deadline in which shareholders must mail their proxies.
	The Fourth Circuit has specifically found that insufficient time constitutes irreparable harm justifying issuance of a preliminary injunction in a stock issuance case arising in Maryland. In Dickson v. Morrison, 1999 U.S. App. Lexis 17795 (4th Cir. 1999) (unpublished), reported at 187 F.3d 629 (Table)5, this Court issued a preliminary injunction in favor a shareholder when a Maryland corporation issued a Notice of Preemptive Rights to minority shareholders but only gave them two weeks to raise the $4.5 million necessary to exercise the rights.
The Fourth Circuit affirmed the grant of the preliminary injunction:
With regard to the factor of irreparable harm, the district court found that [plaintiff] would suffer "great harm" if a preliminary injunction did not issue because the deadline in the Notice did not give her sufficient time to decide whether to purchase the stock or, had she made the decision to purchase, to obtain the necessary documents to get the financing to do so.

1999 U.S. Dist. Lexis 17795, at *21. This Court's finding of "immediate and 'great' harm" was sufficient to support a finding for plaintiff on this first element. See also Dan River, Inc. v. Icahn, 701 F.2d 278, 284 (4th Cir. 1983) (discussing importance of "valuable time" in context of Virginia corporate control fight).
	Moreover, the harm to Plaintiff is irreparable. A day that is passed cannot be recovered. And there is no adequate remedy in damages for the lost opportunity to solicit proxies.6 Such harm is "neither remote nor speculative, but actual and imminent," Direx Israel, Ltd. v. Breakthrough Medical Corp., 952 F.2d 802,812 (4th Cir. 1991), and supports the issuance of a temporary restraining order.

	B.	First Financial Will Suffer No Harm
		From the Requested Injunctive Relief

	Compared to the grievous and irreparable harm the Lola Brown Trust will suffer, First Financial will suffer absolutely no harm from the grant of a temporary restraining order directing that the NOBO list be provided to Plaintiff.
	First Financial has no proprietary interest in the list. Indeed, the very existence of a state statute requiring that shareholder information be shared is indicative of a legislative finding that the corporation is benefitted by unfettered, equal, corporate democracy.
See Dan River v. Icahn, supra, 701 F.2d at 287 ("there is little to be feared, for instance, in permitting Icahn to solicit proxies").

	C.	The Lola Brown Trust Is Likely To Succeed On
		The Merits of Its Complaint Seeking the NOBO Lists - Indeed, No Court Has Ever Ruled Against
		A Shareholder Seeking NOBO Lists

	As the preceding sections make clear, absent the requested injunctive relief, the Lola Brown Trust will be greatly and irreparably harmed, while the harm to First Financial in complying with such an injunctive order would be non-existent. Given that the balancing of these two factors heavily weighs in favor of the plaintiff, the Lola
Brown Trust need only show that its Complaint raises "serious, substantial and difficult" questions that are "fair ground for litigation." Blackwelder. 550 F.2d at 195; Rum Creek, 926 F.3d at 359.
	But the Lola Brown Trust's entitlement to the NOBO lists and other stockholder information, however, is far more than just a colorable claim. Indeed, it is highly likely that Plaintiff will prevail on the merits. In fact, in every case ever decided under modern corporations statutes where this question has come up, the courts have held that NOBO lists must be produced.

		1.	Maryland's Stockholder Inspection Statute

      Md. Corps. Code Section 2-513(a) (the "Inspection Statute") provides, in relevant part, that "[o]ne or more persons who together are and for at least six months have been stockholders of record or holders of voting trust certificates of at least 5 percent of the outstanding stock of any class of a corporation may ... present to any officer or resident agent of the corporation a written request for a list of its stockholders." Subsection (b) of the Inspection Statute makes it mandatory for the corporation receiving such a request, within 20 days, to prepare and make available "a list verified under oath by one of its officers or its stock transfer agent or registrar which sets forth the name and address of each stockholder and the number of shares of each class which the stockholder holds."
	In response to the Stockholder List Request made by the Lola Brown Trust, First Financial produced the "street name" record stockholder information but not any of the other more specific stockholder information in its possession that was specifically requested by the Lola Brown Trust. Thus, the "serious and substantial" question presented in the Lola Brown Trust's action is whether the "list of stockholders" required to be produced by the Inspection Statute includes stockholder information in the possession of a corporation that identifies beneficial owners, or only the limited and useless information on record stockholders - i.e., how many shares are owned by Cede & Co. While there is little case law addressing the Maryland Inspection Statute, and none that specifically goes to the scope of the stockholder information to be produced by a corporation, there is fortunately, ample authority from which to determine the question.

		2.	The Nationwide Adoption of
			Similar Stockholder Inspection Statutes

	Maryland's Inspection Statute is based, in part, on the American Bar Association's Model Business Corporations Act. Caspary v. Louisiana Land and Exploration Co., 707 F.2d 785, 789 n.7 (4th Cir. 1993). According to the commentary sections in the latest edition of the Model Act, "every jurisdiction has a provision comparable to Section 16.01(c) [of the Model Act] requiring a corporation to keep a shareholders' list or share ledger" and they all also have "have statutes dealing with the right of shareholders to inspect corporate records." American Bar Ass'n MODEL BUSINESS CORPORATION ACT ANNOTATED, Sections 16.01 and .02, at 16-9 and 16-20 (4th ed. 1999). This identity of source explains why most States' statutes are similar to Maryland's.
	Arising from the pool of similarly phrased stockholder inspection statutes, there are a number of decisions that broadly interpret what is covered by the statutes' requirement that the corporation must produce stockholder lists to qualified shareholders who request them. See, e.g., R.B. Associates v. The Gillette Co., 1988 Del. Ch. Lexis 40, at
*6, 1988 WL 27731, at *3 (Del. Ch. Mar. 22, 1988) (citing cases).  The law is uniform that NOBO lists in the possession of the corporation must be produced to requesting shareholders.
The general rule is that a corporation is required to furnish a NOBO list that it has obtained to a shareholder, because the shareholder should be allowed the same avenue of communication with fellow shareholders that the corporation enjoys.

Nu Med Health Care, Inc. v. Hospital Staffing Servs., Inc., 664 So. 2d 353, 355 (Fla. App. 1995) (emphasis added).
	Indeed, every case that has addressed this issue has reached the same conclusion. See, e.g., Nu Med Health Care, supra; Shamrock Associates v. Texas American Energy Corp., 517 A.2d 658, 661 (Del. Ch.
1986) ("Where, as here, the corporation has obtained a NOBO list and is or will be using it to solicit its stockholders in connection with the annual meeting, plaintiff should be allowed the same channel of communication."); Parsons v. Jefferson-Pilot Corp., 426 S.E.2d 685, 690 (N.C. 1993) ("shareholders [must] have access to NOBO lists or other information which the corporation itself has in its possession."); Luxottica Group S.P.A. v. United States Shoe Corp., 919 F. Supp. 1091, 1093 (S.D. Ohio 1995) (Ohio law: "If U.S. Shoe possessed the NOBO list, Avant-Garde would have the right to examine it"); Cenergy Corp. v.
Bryson Oil & Gas PLC, 662 F. Supp. 1144, 1148 (D. Nev. 1987) ("Cenergy must, however, allow Bryson access to any and all shareholder information, such as NOBO lists and Cede & Co. breakdowns, which it has in its possession at this time for the purpose of contacting its shareholders"); Sadler v. NCR Corp., 928 F.2d 48, 52-53 (2nd Cir. 1991) (New York law: going one step further and requiring corporation which did not have a NOBO list to get one and produce it in response to the shareholder inspection request).7
	The Florida court in Nu Med summarized the basic tenet underlying these decisions, observing that "[t]he rationale expressed by the majority of these courts is that the goal of fairness and equality is furthered when the shareholder has the same access to contact shareholders as the corporation has." 664 So. 2d at 355. The Delaware Chancery Court's Shamrock decision, the leading case in the United
States and the first to decide the question, is particularly instructive for purposes of the instant motion.
	The plaintiff in Shamrock, a record stockholder of the defendant Texas American, issued an inspection request for stockholder information. Exactly like the instant case, the purpose of Shamrock's request was to solicit proxies in opposition to a slate of directors nominated by the corporation for election at the upcoming annual meeting. Texas American refused to provide the NOBO lists in its possession in response to Shamrock's request. The Delaware Chancery Court ordered the production of the NOBO list to the plaintiff because
"a stockholder is entitled to the same lists and data relating to stockholders as is available to the corporation....  To hold otherwise would be to give the corporation an unfair advantage in a proxy solicitation battle." Shamrock, 517 A.2d at 661 (emphasis added).
Thus, in the case at bar, the Lola Brown Trust is likewise entitled to all of the stockholder information in the possession of First Financial.

		3.	The Excuses Made by First Financial
			For Not Producing the NOBO Lists are Strained at Best

	The Lola Brown Trust, of course, objected in writing to First Financial's refusal to produce the requested NOBO and CEDE list shareholder contact information.8  In response, First Financial made three evasive and unconvincing excuses.9  First, it claimed that because
Md. Corps. Code Section 1-101(t) defines a "stockholder" as a "record holder of shares of stock in a corporation," it was only required, under the Inspection Statute, Md. Corps. Code Section 2-513(b)(2), to produce a list of record holders - i.e., the useless list showing "Cede & Co."
as owning 95% of First Financial.  Next, without citation, it claimed that Maryland courts "caution against expanding the obligation to provide information beyond what is disclosed in the statute."  Id.
Finally, it asserted, without citation or support, that the Delaware line of cases that includes Shamrock and RB, supra, was irrelevant because the underlying Delaware statute provides "broader access to a corporation's documents." Id. These arguments are simply wrong, and fail under close scrutiny.
		a.	Stockholder of Record Information Includes NOBO Lists
	The fact that the Maryland Code defines a "shareholder" to mean a holder of record is far from dispositive of the question at bar.10
Whether Maryland's Inspection Statute speaks in terms of "shareholders"
or "shareholders of record" is an immaterial distinction.  While
Maryland has yet to interpret its version of the shareholder Inspection Statute regarding the production of NOBO list and other beneficial owner information, the holding from every other court that has addressed the issue is that lists of shareholders, however the term "shareholder" is defined in that State, include NOBO lists in the possession of the corporation.
			i.	The Maryland Statute Is The
				Same As The Delaware and Ohio Statutes

	Indeed, both the Delaware and Ohio statutes at issue in Luxottica, Shamrock and R.B. Associates, supra, employ the same holder of record definition as is used in the Maryland statute. Ohio Rev. Code Ann.
Section 1701.01, held in Luxottica to require the production of NOBO lists and other beneficial owner information, defines shareholder - just like Maryland - as "a person whose name appears on the books of the corporation as the owner of shares of such corporation." Similarly, the Delaware shareholder inspection statute, held in Shamrock and RB to require the production of NOBO lists in the possession of the corporation, provides directly in the inspection statute that "[a]s used in this section, 'stockholder' means a stockholder of record."  8 Del.
Code Section 220. Both the Ohio and Delaware statutes, then, define "shareholder" the same way as the Maryland Inspection Statute and, in both states, the courts have held that the shareholder lists to be produced for inspection include NOBO lists.
	Thus, First Financial's argument that the Maryland Code's
definition of stockholder to mean a "holder of record" eliminates the duty of a corporation to produce useful beneficial shareholder contact information is not well founded. Nor should such an argument be accepted as consistent with the purposes of the Inspection Statute, because such a reading would eviscerate the purpose of inspection statutes like Section 2-513 to create a level playing field between major (5 percent and greater) stockholders and the corporation in proxy contests.
			ii.	Maryland's Statute Includes A Provision
				Parallel to the SEC's NOBO List Provision
	Indeed, the very next section of Maryland's corporation law, Md.
Corps. Code Section 2-514, indicates that the Maryland Legislature understood that beneficial owner information was the key information.
The Securities and Exchange Commission's NOBO list rule was not promulgated and effective until January 1, 1986.  See Shamrock, 517 A.2d at 660.  Before that time the corporations themselves often had a difficult time knowing who the beneficial owners were and how to communicate with them.
	The Maryland Legislature addressed this problem by adding Md.
Corps. Code Section 2-514 in 1976.  That section created a procedure by which the corporation itself could request the brokerage houses and other registered owners to identify who the actual beneficial owners of the shares were.  And if the corporation chose to make such a request,
"the person specified in the [brokerage house's] certification [as the beneficial owner] is ... the holder of record of the specified stock in place of the [brokerage house] who makes the certification."
	The Section 2-514 provision created and effectively anticipated the same NOBO process as later adopted by the SEC. Under Md. Corps. Code
Section 2-514, the corporation could request the brokerage houses to identify the beneficial owners.  And if the corporation did so, the names of those beneficial owners were substituted for the brokerage houses on the shareholder lists as the actual owners and would be disclosed under Section 2-513 even under First Financial's view that only record owners need be identified.  The provision became a dead letter with the SEC process, which allowed a corporation to ask the brokerage houses to generate list of beneficial owners (if those owners had not previously objected to being listed).  To suggest, 25 years after the Maryland Legislature passed Md. Corps. Code Section 2-514 anticipating the NOBO list process by ten years, that Maryland is not interested in disclosure of actual beneficial owners is to ignore reality.
		b.	Maryland Has Not Narrowly Construed the
			Stockholder Information to be Produced Under Section 2-
513
	First Financial's second argument regarding the interpretation of
Section 2-513 - that the Maryland courts have held that the corporations statute should be narrowly construed - is both unpersuasive and misleading. Contrary to First Financial's implication, no Maryland court has ever limited the information to be disclosed in response to a proper shareholder request. Several courts have held that if a shareholder did not have the requisite 5 percent of a corporation's stock, then it was not entitled to make an inspection request. See, e.g., Rosengarten v. Buckley, 565 F. Supp. 193, 200 (D. Md. 1982). But such a requirement is evident on the face of the statute, and can hardly be viewed as a "narrow construction" of the statute. In fact, these decisions do no more than credit the fact that Section 2-513 - providing broad information to 5% shareholders - needs to be read in conjunction with Section 2-512 - providing little information to less than 5% shareholders - which together create a "comprehensive statutory scheme." Caspary v. Louisiana Land and Exploration Co., 560 F. Supp. 855, 857 (D.
Md. 1983), aff'd, 707 F.2d 785 (4th Cir. 1993).
	Indeed, the same "narrow reading" or "narrow construction" argument made by First Financial was raised and rejected by the Nevada federal court in Cenergy when it ordered production of NOBO lists. In Cenergy, the defendant corporation was fighting the inclusion of NOBO lists in the scope of the stockholder information it had to produce in response to a shareholder inspection request. The Cenergy court held that:

That the supreme court has limited the class of shareholders entitled to see the stock ledger to only record owners [ or in Maryland, to 5% record holders] does not mean that the information which those shareholders will receive is also necessarily limited. The factors to be taken into consideration are quite different in the two questions.
As regards access to the stock ledger, a court might reasonably conclude that only record shareholders ought to be allowed access, so as to simplify corporate record-keeping, and prevent the list from being distributed wrongly. At the same time, however, a court could also require that the corporation turn over all information it uses to contact shareholders along with the stock ledger, in order to facilitate corporate democracy. A strict reading of the access question does not therefore necessarily imply a strict reading on the information question.
662 F. Supp. at 1148.
	Just as in the Cenergy case, the limitation by implication argument simply cannot overcome the broad purpose of the shareholder inspection request statute at bar.

		c.	Delaware Law Is Not Irrelevant -
			Indeed, Maryland Courts Look to Delaware

	First Financial asserts that Delaware law is irrelevant because it knows that its application would be deadly to its position. In fact, Delaware law is exactly what this court should look to in this instance.
	First Financial's assertion that the two statutes are materially different is belied by simply reading them side-by-side. Both define stockholders to be "holders of record." Both permit a qualified stockholder to request copies or inspection of the "list of stockholders." Maryland's law further permits requests for a corporation's "books of account and its stock ledger," Md. Corps. Code
Section 2-513(a)(1), while Delaware's law further permits requests for "the corporation's stock ledger" and its "other books and records." 8 Del. Code Section 220. The only real difference between the two laws is that the Delaware version has been construed by the Delaware Chancery Court with respect to the issue of NOBO lists and the Maryland version has not. Indeed, this is all the more reason to review and apply the relevant Delaware authority to this case.
	It is well-settled that with respect to "issues on which Maryland courts have not spoken," resort is made to Delaware authority in the area of corporate law. Goldstein v. Lincoln Nat'l Convertible Sec.
Fund, Inc., 140 F. Supp. 2d 424, 439, n.12 (E.D. Pa. 2001) (citations omitted) (Pennsylvania court noting and agreeing with the Maryland Court of Appeals' policy of following the corporate lead of Delaware where its own law is silent).11 Indeed, Maryland and Pennsylvania have much company in this approach. See, e.g., In re Jackpot Sec. Litigation, 1991 U.S. Dist. Lexis 16287 at * 5 (D. Nev. 1991) ("In the past, when no clear state case law was available on a corporate matter, this court has opted to follow the rulings of the Delaware courts, the leading authorities in the nation on matters of corporate law").
	Thus, this Court should follow Delaware authority on the issue of the scope of the information to be produced in response to a stockholder inspection request. The statutes are virtually identical and they serve the same purpose. Applying the teachings of those cases - Shamrock and R.B. Associates - will lead to the conclusion that NOBO lists in the possession of First Financial are "lists of stockholders" that must be produced to the Brown Trust in response to its inspection request.

	D.	The Public Weal Is Greatly Served
		By Issuing the Requested Restraining Order

      The "public interest" prong of the Fourth Circuit's hardship balancing test is typically the least considered of the four factors.
See Rum Creek Coal Sales, supra, 926 F.2d at 366 ("the public interest factor does not appear always to be considered at length in preliminary injunction analyses"); Dickson v. Morrison, 1999 U.S. App. Lexis 17795, at *21 (quoting Chief Judge Motz as saying "this is usually a throw-in factor"). But here, it weighs heavily in favor the Lola Brown Trust.
	The United States Congress has determined that there is an over-riding public interest in effective and informed corporate democracy.
As the D.C. Circuit has noted, Congress's very purpose in the creation of the proxy solicitation process under Section 14 of the Securities Act was "to give true vitality to the concept of corporate democracy." Roosevelt v. E.I. du Pont de Nemours & Co., 958 F.2d 416, 421 (D.C. Cir.
1992) (citations omitted).
	The public interest here would be furthered by leveling the playing field. It is to encourage and ensure a level playing field that the courts have continually held that when the corporation has a NOBO list or CEDE breakdown, it must provide it to shareholders who request lists of stockholders pursuant to state law.
CONCLUSION
	Every court that has ever addressed this question has held that a corporation that possessed a NOBO list must produce it when a qualified shareholder requests it under a State stockholder list inspection statute. The courts in Delaware, which Maryland frequently follows on these questions, have done so. See, e.g., Shamrock. Because the Maryland and Delaware statutes are virtually identical on this question, this Court should issue an order requiring First Financial to produce to the Lola Brown Trust immediately.
				Respectfully submitted,

				/s/ James H. Hulme

				James H. Hulme, Bar No. 00875
				Donald B. Mitchell, Jr., Bar No. 22944
				Benjamin I. Fishman, Bar No. 13495
				ARENT FOX KINTNER PLOTKIN & KAHN
				1050 Connecticut Avenue, N.W.
				Washington, D.C.  20036-5339
				T: (202) 857-6000
				F: (202) 857-6395

				Attorneys for Plaintiff Badlands Trust Company,
					as trustee for the Lola Brown Trust No. 1B

EXHIBIT 11

                            STEWART R. HOREJSI
                            200 South Santa Fe
                            Salina , KS 67401


July 25, 2002


To the Board of Directors of First Financial Fund:
            As you should be aware by now, the Federal Court in Maryland ordered the Fund to turn over to Shareholders for Tomorrow ("SFT") the "NOBO" list and certain other shareholder materials that the Fund acquired in connection with the upcoming annual shareholders meeting.
            As owners of the Fund, SFT is very disappointed with the conduct of the First Financial board in forcing us to bring this lawsuit. Every court in every state that considered this issue ruled in favor of the shareholder and required delivery of the NOBO list. There was, quite simply, no reasonable basis upon which the Fund could justify refusing to deliver the list. The Fund's lawyers either knew or should have known this far in advance. However, instead of acting in a manner consistent with fundamental fairness, the Fund's Board forced both sides to spend money on an unnecessary lawsuit, reminiscent of a scorched Earth defense.
            I am sending to each of you for your review, with the hard-copy of this letter, copies of the briefs filed by both sides in the case. I urge you to read them. The brief filed by the Fund was without substance and completely unconvincing. The court certainly thought this was the case and summarily issued a decision in favor of SFT. This suggests one of two things: First, that your counsel is acting unilaterally, without the advice and consent of the Board and in a manner that is certainly not in the best interest of the owners. Or second, and more worrisome, that the Board fully understands the legal issues and has endorsed the actions of its counsel and the Fund's legal posturing. Nevertheless, I hope you will take the time to read the briefs. Then, I think you will understand the concern of the Fund's owners over the Board's conduct in this case.
            As Board members you have a fiduciary obligation to understand the nature of the legal issues involved, and your conduct in forcing this lawsuit makes me question whether, before you authorized action by your counsel, you exercised due care in discharging your duties to the Fund's shareholders and whether you properly analyzed the underlying legal issues and the question of whether it was appropriate to rely on the advice of the Fund's counsel.
            I also want to raise a separate issue. We believe that the Fund's bylaw, which requires a 50% vote (rather than a plurality vote) to elect directors, is fundamentally unfair and hereby request that the Board amend the bylaws to eliminate it. This is no more than a provision that entrenches incumbent directors and tilts the playing field solely in favor of the incumbents. It is an attempt to deny shareholders the ability to exercise their rights to corporate democracy. We believe the current bylaw provision is an inappropriate interpretation of what is permissible under Maryland law, that it is flatly inconsistent with the legislative history and could result in the bizarre outcome where a nominee who receives a clear and decisive majority of voting shares effectively loses the election. In sum, there can be no justification for this provision, just as there was no justification for the Board's effort to deny SFT the use of the NOBO list. We request that the Board immediately remove the provision from the bylaws in order to avoid the risk of additional and unnecessary litigation. Please provide a written response as to your intentions regarding this request no later than Friday, August 2, 2002.

	Sincerely,

	/s/ Stewart R. Horejsi

	Stewart R. Horejsi

SRH/sjk






EXHIBIT 12

                           STEWART R. HOREJSI
                           200 South Santa Fe
                            Salina, KS 67401

August 2, 2002



To the Board of Directors of First Financial Fund, Inc.:

            I have previously written you in connection with the Fund's bylaw provision which requires a 50% vote of shareholders to elect directors, and requested that the Board of Directors take action to remove the provision. I requested that you respond by August 2, but have never received the courtesy of a response. I am reiterating our request that the board remove the 50% bylaw provision.
            The bylaw has a number of defects. First, it permits incumbent directors to continue in office on a perpetual basis even after losing an election. Indeed, the bylaw would permit an incumbent director to continue in office even if that director did not receive a single vote at the annual shareholders meeting and was opposed by every single shareholder who voted. An opposing candidate could receive 11.8 million votes from shareholders, and the Fund would simply ignore those shareholders and retain the incumbent director.
            I have heard the bylaw defended on the grounds that it has been in the Fund's bylaws for a number of years. Frankly I think that argument entirely misses the point. Errors of omission are equally offensive as errors of commission. The Board of Directors is fully empowered to amend the Fund's bylaws and failure to take action simply because the Fund's lawyers - many years ago - took it upon themselves to include this bylaw is inexcusable. The only thing that is suggested by the fact that this provision has been in the Fund's bylaws for many years is that the Fund may not have complied with SEC guidelines requiring corporate provisions with an anti-takeover effect be identified as such to shareholders.
            You should also focus on the fact that the Fund's bylaws prohibit the Fund's shareholders from amending the 50% bylaw without an 80% vote of all outstanding shareholders. You will recall that the Fund had difficulty achieving a 50% vote a few years ago and had to adjourn the shareholders' meeting in order to round up a few more votes. Needless to say, a requirement for an 80% vote is, quite simply, impossible to achieve and is intended to be impossible by the drafters of the provision. This restriction on the ability to amend the bylaw simply confirms that the Fund's bylaws are being used to build a fortress around the incumbent directors and officers.
            Interestingly, I have not heard the bylaw defended on grounds of fairness and no one seems to be arguing that the bylaw ensures a fair election process. In meeting its fiduciary responsibility to shareholders, the board should not be distracted from this fundamental issue. The board cannot avoid its obligation to set fair election rules by hiding behind the fact that the bylaws were around before this board came into office.
            We are convinced that the bylaw, if it must be tested in court, will be overthrown. The Fund is using the authority granted by Maryland's statute to accomplish a result that is precisely a result the Maryland legislature sought to avoid when it passed the current version of the statute. Indeed, the legislative history describes such results as 'bizarre.' Their words, not mine, but I think the characterization is the right one. If no director nominee receives 50% of the outstanding vote at the Fund's annual meeting, the Fund's bylaw will create questions concerning the legitimacy of the Fund's board under both Maryland law and federal securities laws, and these questions will have to be resolved in court, casting a cloud over the Fund.
            Already the incumbent directors have a legacy at the Fund that is tarnished by unnecessary costs of a proxy contest and more unnecessary costs for a court case to defend a losing position on the NOBO list. In the end I am puzzled that a director of the Fund would be willing to further tarnish his legacy as a Fund director by making the Fund pay for litigation so the director can cling to office even after losing an election.
            So far the only result of the board's pathway over the last few months has been to enrich lawyers at the expense of the Fund's shareholders. If the board continues to take this approach, I can promise you that the Fund's shareholders will hold the board personally responsible for the results of their action.
            I look forward to your reply at your earliest convenience.

	Sincerely,

	/s/ Stewart R. Horejsi

	Stewart R. Horejsi

SRH/sjk




EXHIBIT 13

                          BADLANDS TRUST COMPANY
                               614 Broadway
                                PO Box 801
                        Yankton, South Dakota 57078

                        Telephone:  (605)  665-9401
                        Facsimile:  (605)  665-9418

                              August 20, 2002


VIA FACSIMILE (716-263-3659), EMAIL AND
CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Mr. Thomas Mooney, Director
First Financial Fund, Inc.
C/o Greater Rochester Chamber of Commerce
55 St. Paul Street
Rochester, NY 14604

Dear Mr. Mooney:

As you know, Badlands Trust Company serves as the trustee of several of the Horejsi Trusts that are shareholders of First Financial Fund, Inc. ("First Financial"). I am writing to you in connection with the August 12, 2002 shareholders' meeting and the vote for the election of two directors of First Financial.

We just received the Final Report of the Inspector of Election. It establishes that Dr. Jacobson and Mr. Looney - the nominees proposed by the Horejsi Trusts - received a significant majority of the shares voted in the recent election for First Financial. Indeed, the Trusts' candidates polled almost 60% of the votes cast. As our candidates received a majority of the votes in the election, our candidates have been legitimately elected and thus are now duly elected board members of First Financial.

To the extent that you are relying on the Fund's 50%-of-shareholders bylaw to allege that there has been no election of directors this year and, therefore, the incumbents continue to serve by virtue of holding over from their expired terms, please be advised that the 50%-of-shareholders bylaw is an illegal provision. It is void ab initio.

As Mr. Looney and Dr. Jacobson - together with incumbent board member Richard I. Barr - now constitute a majority of the directors of the Fund, they have indicated that they would like to hold the next board of directors meeting - currently scheduled for September 4, 2002 - in Phoenix, Arizona. Please let me know, no later than the end of the day on Wednesday, August 21, 2002, whether you, as chairman of the Board, will recognize Mr. Looney and Dr. Jacobson as the Fund's new directors for that meeting and will honor their request to hold the meeting in Phoenix. If we do not receive a response to this letter by such time, we will take that to mean that you have rejected the position taken by the Trusts and will proceed accordingly.

I look forward to your response.



Sincerely yours,

/s/ Stephen C. Miller

Stephen C. Miller, President

SCM/sjk






EXHIBIT 14

                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND
                                Northern Division

______________________________________
							)
BADLANDS TRUST COMPANY,		)
	a South Dakota corporation,		)
	as Trustee for				)
							)
LOLA BROWN TRUST No. 1B,		)
							)
				Plaintiff, 		)
							)
v.							) Civil Action No. JFM 02-CV-2423
							)
FIRST FINANCIAL FUND, INC.,		)
	a Maryland corporation,			)
							)
				Defendant,		)
______________________________________)


                         FIRST AMENDED COMPLAINT1

Nature of this Action

           1. This is an action for injunctive relief seeking inspection of corporate shareholder records arising under the corporations law of the State of Maryland, and in particular under Md. Corps. Code Section
2-512, et seq.  The question presented is whether a Maryland corporation must produce, upon request by a shareholder of 5% or more of its shares, so-called "NOBO" lists and "CEDE" breakdowns as part of its obligation to provide lists of stockholders pursuant to Md. Corps. Code Section 2-
513.
	.	As amended, this action also seeks a declaratory judgment and injunctive relief.  First, Plaintiff seeks a declaration that Section
III.3 of the By-Laws of First Financial Fund, Inc., which purports to require a majority of all shares outstanding and eligible to vote in order to elect a director, instead of a majority of those present and voting, is not authorized by and is inconsistent with the Maryland Corporations Code. Second, Plaintiff seeks a declaration that the two directors nominated by Plaintiff, who received 58.8% of the votes cast at the Shareholders' Meeting on August 12, 2002, are duly elected under the provisions of Md. Corps. Code Sections 2-506 and 2-404(d). Third, Plaintiff seeks a preliminary injunction, while or if the declaratory judgment sought above is still pending, barring Defendant from holding a scheduled meeting of the Board of Directors on September 4, at which meeting Defendant would recognize the votes of the two incumbents who were not elected at the Shareholders' Meeting of August 12, 2002.
The Parties
           2. The Plaintiff in this action is Badlands Trust Company ("Badlands"), as trustee for the Lola Brown Trust No. 1B ("Lola Brown Trust"). Badlands is a South Dakota corporation with its principal place in business in South Dakota. The Lola Brown Trust is a trust organized pursuant to South Dakota law by Ms. Lola Brown for the benefit of her issue. The business address of both Badlands and the Lola Brown
Trust is 614 Broadway, Yankton, South Dakota. All of the beneficiaries of the Lola Brown Trust are residents of states other than Maryland or New Jersey. The Lola Brown Trust is the beneficial owner of more than five percent of the outstanding and issued common stock of the defendant.
           3. The defendant in this action is First Financial Fund, Inc. ("First Financial" or "FF"). First Financial is a Maryland corporation, which has its primary place of business in Newark, New Jersey. First Financial is a closed end mutual fund that is part of the Prudential Financial, Inc. Fund Complex. First Financial is a public company traded on the New York Stock Exchange under the symbol "FF."
	Jurisdiction
           4. Subject matter jurisdiction exists in this Court under 28 U.S.C. Section 1332 because the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs and is between citizens of different states.
           5. Personal jurisdiction over the defendant is authorized by, inter alia, Md. Code Ann., Corps. & Ass'ns Section 1-102 (1999), and Md.
Code Ann., Courts & Jud. Procs. Section 6-102(a) (1998), because the defendant is a person organized under the laws of the State of Maryland. "NOBO Lists," "CEDE Breakdowns," and Other Basics of Stockholder Information
           6. Md. Code Ann., Corps. & Ass'ns Section 2-513 (1999) provides that a person who holds 5% or more of a Maryland corporation's stock may acquire "a list of its stockholders."
           7. In the modern American economy, by far the majority of shares in corporations are held in brokerage and other remote accounts in "street names," i.e., the name of the brokerage firm, instead of in the name of the beneficial owner or actual investor. For example, a person could purchase shares of First Financial stock through an account he holds at, for example, Merrill Lynch.
           8. Even Merrill Lynch, however, would not hold those shares in its own name. Instead, over 200 of the brokerage houses and financial institutions, including Merrill Lynch, have formed an entity named Depository Trust Company for the purpose of owning shares held in street name for the beneficial interest of customers of the brokerage firms and financial institutions. Depository Trust Company, in turn, has formed a partnership named "Cede & Co." and utilizes that name to hold shares owned by Depository Trust Company.
           9. Thus, the shareholder records of a corporation will frequently show "Cede & Co." as the record owner of many, many of its shares. A stockholder who received a corporation's list of record stockholders pursuant to Md. Code Ann., Corps. & Ass'ns Section 2-513, therefore, would learn that Cede & Co. owned many shares, and would not be able to communicate directly with the beneficial owners of the shares. (In this case, for example, Cede & Co. owns 22,584,654 shares of FF, or about 95% of all the shares of FF outstanding.)
           10. It is possible for a depository company like Cede & Co.
(there are other such depository companies as well) to identify the brokerage firms that own shares and the number of shares owned by each.
Such a "breakdown" is generically called a "CEDE list" or a "CEDE breakdown" (even when one of the other depository companies creates it).
With such a list, the corporation or a competing proxy solicitor can determine how many of its proxy materials to supply to each brokerage house for subsequent redistribution to the customers of the brokerage houses, the beneficial owners.
           11. In addition to CEDE lists, which by their nature are still one step removed from the beneficial owner, there are lists known as "NOBO lists." NOBO lists ("NOBO" stands for "non-objecting beneficial owners") are lists of the actual beneficial owners of the shares. NOBO lists are created by the brokerage houses pursuant to Securities and Exchange Commission ("SEC") rules that permit the beneficial owner to determine, i.e., to object or not object, whether that beneficial share holder wishes his or her name to be disclosed to the corporation for purposes of receiving corporate communications. The
SEC requires brokers and other record holders of stock in street name to compile a NOBO list at a corporation's request.
           12. Possession of a NOBO list allows direct communication with those beneficial owners of shares who have indicated that they do not object to having their names and addresses disclosed so that they might receive such communications directly.
           13. Also relevant to the proxy process are Respondent Bank
Omnibus Proxies and Participants Lists. While complex, the list is similar to a CEDE breakdown, and essentially identifies a respondent bank at a level below the brokerage houses that can cause a proxy card to be issued to the beneficial owner.
Facts Common To All Counts
           14. Lola Brown Trust No. 1B was the beneficial owner of
2,568,200 shares of First Financial on May 22, 2002, the record date established by First Financial for those shares eligible to vote at First Financial's annual meeting, presently scheduled for August 12, 2002.
           15. There were approximately 23,622,382 shares of FF outstanding as of the record date. Thus, Plaintiff Lola Brown Trust is the beneficial owner of approximately 10.87% of the outstanding shares of First Financial.
           16. A number of other trusts created by members of Lola
Brown's family also are beneficial owners of shares of First Financial. Together, these family-related trusts (the "Related Trusts") own approximately 39.6% of all the outstanding shares of First Financial.
           17. The Related Trusts have formed an unincorporated association known as Shareholders for Tomorrow. The members of Shareholders for Tomorrow, who control approximately 39.6% of the outstanding shares of FF, believe that FF would be better managed by election of two new directors to replace two incumbent directors related to the Prudential Fund Complex.
           18. To that end, Shareholders for Tomorrow seeks to solicit proxies from other shareholders in order to elect two new directors at the Annual Meeting on August 12, 2002, to replace the two incumbent directors related to the Prudential Fund Complex who have been nominated to be reelected at that Meeting.
Facts Relevant to Count I
           19. Obtaining NOBO Lists and CEDE breakdowns in order to identify the beneficial owners of the shares of First Financial is crucial in order for the Lola Brown Trust and other members of Shareholders for Tomorrow to succeed in soliciting proxies for the Annual Meeting.
           20. On or about June 5, 2002, Cede & Co., in its capacity as registered owner of more than 5% of the shares of First Financial, requested on behalf of the Lola Brown Trust, pursuant to Md. Code Ann., Corps. & Ass'ns Section 2-513, a list of First Financial's stockholders
(the "Stockholder List Request"). The Stockholder List Request specifically requested all NOBO lists, all CEDE breakdowns, all respondent bank omnibus proxy lists, and all information in the possession of First Financial concerning the number and identity of the actual beneficial owners of the common stock of FF. Under Maryland law, a response was due within 20 days, or by June 26, 2002. See Exhibit 1.
           21. The Stockholder List Request was sent by Federal Express addressed to Arthur J. Brown, First Financial's Secretary, at the address listed in First Financial's most recent proxy statement filed with the SEC as the address of FF for purposes of sending shareholder proposals. First Financial refused to accept the Federal Express package because Mr. Brown was not physically located at that address.
           22. On June 19, 2002, Plaintiff's agent made repeated attempts to redeliver the Stockholder List Request by hand to the Newark address. The first attempt was rejected because the package was not addressed to a specific individual at First Financial. The package was then addressed to R. Charles Miller, the Assistant Secretary; this second attempt was rejected because Mr. Miller was not physically present at the address. The package was then addressed to Thomas
Mooney, the president of FF; this third attempt was rejected because Mr. Mooney was not physically present at the address. Finally, when the agent requested the name of some person who was present in the building, he was told that such information was not permitted to be given out.
           23. The Stockholder List Request was finally delivered to Mr. Brown at his law office in Washington, D.C. on June 20, 2002, with a request that the stockholder lists, including all NOBO and CEDE information, be delivered within the 20 day deadline, by June 26, 2002.
See Exhibit 2.
           24. On July 8, 2002 - 33 days after the initial stockholder list demand was made and 19 days after finally receiving the request at his Washington law office - Mr. Brown, on letterhead bearing First Financial's name and Newark, New Jersey address, responded to the Stockholder List Request (the "Response"). The Response stated that
First Financial would provide a stockholder list at the offices of The Corporation Trust Incorporated in Baltimore, but only after a confidentiality agreement was executed by representatives of the Lola
Brown Trust. See Exhibit 3. Pursuant to this Response, First Financial provided the Lola Brown Trust a list of its record holders, which list includes the names of holders of only 675,535 shares, other than those shares held in street name.
           25. However, First Financial refused to produce a NOBO list of its beneficial owners, even though such list was in existence, was in the possession or control of First Financial, and was being used by First Financial in the proxy contest.
           26. On June 21, 2002, a magnetic tape containing the NOBO
List for First Financial was sent to First Financial's agent for proxy solicitation, Georgeson Shareholder Communications, Inc. ("Georgeson").
See Exhibit 4.
           27. First Financial and/or its agent Georgeson possesses a NOBO list and, despite protest from representatives of the Lola Brown
Trust, has refused to provide it to Plaintiff Lola Brown Trust.
           28. Those NOBO lists must be obtained immediately, and each passing day without their being obtained by the Lola Brown Trust constitutes irreparable harm, since the Annual Meeting is scheduled for August 12, 2002.
Facts Relevant to Counts II through IV
           29. Defendant First Financial is an investment company subject to the Investment Company Act of 1940 and subject to that Act's requirements regarding boards of directors.
           30. First Financial's Board of Directors has five members. Pursuant to First Financial By-Law Section III.2 (second paragraph) those directors are divided into three classes, composed of two members, two members, and one member, respectively, who serve staggered terms.
Each term is for three years. Each year the term of office of one class of directors expires and successors to the class of directors whose term expires at that Annual Meeting are elected for a three-year term.
           31. Following this Court's grant of the temporary restraining order on July 24, 2002, Plaintiff received the NOBO lists and engaged in a concerted proxy campaign. That campaign involved, inter alia, the sending of nine "fight letters" seeking proxies to the beneficial owners of First Financial by the two sides. ("Fight letters" are letters describing the contest, its importance, and seeking proxies.) Both parties made numerous phone calls to beneficial shareowners, again seeking proxies.
           32. The Shareholder Meeting was held on Monday, August 12,
2002.
           33. Section III.3 of the By-Laws of First Financial states:
Section 3. Election. Directors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon.
           34. Under Section III.3 of the By-Laws, First Financial takes the position that no director is duly elected unless that director, at the Meeting, receives one more than 50% of the total number of shares outstanding in the hands of the public ("50% of the eligible shares").
           35. As a matter of arithmetic, First Financial's position means that at any Shareholders' Meeting where less than 100% of all shares outstanding in the hands of the public are present, no director will be elected unless he or she receives some number greater than 50% of the number of votes cast at the meeting. For example, if 95% of the eligible shares are present, victory will require 52.7% of the votes cast at the meeting (50.1/95). If 80% of the eligible shares are present, victory will require 62.6% of the votes cast at the meeting (50.1/80). If 65% of the eligible shares are present, victory will require 77.1% of the votes cast at the meeting (50.1/65). And if a mere quorum (50.1%) is present, victory will require 100% of the votes cast in order to be elected (50.1/50.1).
           36. In fact, it is extremely rare for even 80% of the eligible shareholders of a closed- end mutual fund company to vote at an Annual Meeting.
           37. At the August 12, 2002, First Financial meeting, for example, despite a hotly-contested proxy contest and nine "fight letters," only about 80.4% of the shares were effectively voted. When this number of shares are voted, and if First Financial's By-Law III.3 is given effect, it takes 62.3%, or about 5/8, of the shares in order to elect a director (50.1/80.4).
           38. The number of shares eligible to vote at the Shareholders' Meeting on August 12, 2002, was 23,622,382. One more than half of that number is 11,811,192.
           39. At the First Financial Shareholders' Meeting on August
12, 2002, Plaintiff's nominees (Jacobson and Looney) each received
11,174,771 votes and First Financial's incumbent nominees, LaBlanc and Dorsey, received 7,817,386 and 7,812,470 votes, respectively. There were 339,382 votes "withheld" and some 118,737 other votes which were defective or unresolved; these votes do not count as "votes cast."
           40. Thus, Plaintiff's nominees received 58.84% of the votes cast (11,174,771/18,993,157)- well over a "majority of the votes cast" - while Defendant's incumbent nominees received approximately 41.1% of the votes cast.
           41. On August 20, 2002, Plaintiff wrote to the Chairman of the Board of First Financial, Mr. Thomas Mooney. A copy of that letter is attached as Exhibit 5. That letter stated, in part:
As our candidates received a majority of the votes in the election, our candidates have been legitimately elected and thus are now duly elected board members of First Financial.
To the extent that you are relying on the Fund's 50%-of-shareholders bylaw to allege that there has been no election of directors this year and, therefore, the incumbents continue to serve by virtue of holding over from their expired terms, please be advised that the 50%-of-shareholders bylaw is an illegal provision. It is void ab initio.

....  Please let me know, no later than the end of the day on Wednesday,
August 21, 2002, whether you, as chairman of the Board, will recognize Mr. Looney and Dr. Jacobson as the Fund's new directors for that meeting....  If we do not receive a response to this letter by such time, we will take that to mean that you have rejected the position taken by the Trusts and will proceed accordingly.
           42. On August 21, 2002, Defendant First Financial sent Plaintiff a letter rejecting Plaintiff's claim that its nominees were elected. That letter is attached as Exhibit 6. That letter states:
The Board believes that its position is consistent with the plain language of the Maryland corporate statute and the Fund's By-laws. The Board intends to proceed with the normal business of the Fund with the incumbent Class I Directors, Messrs. Dorsey and La Blanc, continuing to serve as Directors, with the full authority to exercise all of the rights and powers of members of the Fund's Board, until their successors are duly elected and qualified
Defendant issued a Press Release making the same statement.  See Exhibit
7.
           43. First Financial has declared that, despite receiving a majority of the votes cast, Plaintiff's nominees are not elected because they did not receive 11,811,192 votes.
           44. Instead, Defendant First Financial intends to continue with a Board of Directors containing the three remaining duly elected directors and the two non-elected incumbents who did not receive even a plurality of the votes cast. First Financial proposes to do this pursuant to its By-Law III.2, which provides, in part:
Section 2.  Number and Term.  The Board of Directors shall consist of not fewer than three nor more than eleven Directors....  All acts done by any meeting of the Directors or by any persons acting as a Director, so long as his successor shall not have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the Directors or of such persons acting as aforesaid or that they or any of them were disqualified, be as valid as if the Directors or such other person, as the case may be, had been duly elected and were or was qualified to be Directors....

(Emphasis added.)
           45. A meeting of the First Financial Board of Directors, at which the non-elected incumbents intend to participate, is scheduled for Wednesday, September 4, 2002, at Newark, New Jersey.
COUNT I
(Breach of Md. Code, Corps. & Ass'ns Section 2-513)
	Paragraphs 1 though __ are incorporated herein as if set forth here in full and in particular.
           46. Plaintiff Lolo Brown Trust made a written request for a list of the stockholders of First Financial.  The Stockholder List
Request included a request for copies of any CEDE breakdowns or NOBO lists.
           47. Defendant First Financial or its agents or
representatives are in possession of a NOBO list and have refused to produce pursuant to the Stockholder List Request.
           48. Defendant's failure to produce the NOBO list violates Md. Code Ann., Corps. & Ass'ns Section 2-513.
	WHEREFORE Plaintiff prays that the Court shall issue the following relief:
	1.	A temporary restraining order and preliminary injunction
directing First Financial to deliver to Plaintiff by close of business the day the Order is signed a copy of any and all NOBO lists, all CEDE breakdowns, and all Respondent Bank Omnibus Proxy Lists, in the
possession of First Financial or its proxy solicitation agents or representatives, together with such other information as is in the possession of First Financial that identifies the names, addresses and telephone numbers of the beneficial owners of shares of common stock in First Financial.
COUNT II
(Declaratory Judgment That By-Law III.3 Is Invalid)
	Paragraphs 1 though 49 are incorporated herein as if set forth here in full and in particular.
           49. Md. Corps. & Ass'ns Code Section 2-506(a) provides:
Section 2-506.  Quorum; voting.
(a) General rule. - Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders:
	(1) The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; and
	(2) A majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.
This Code section establishes the "general rule" that at a meeting of the stockholders a "majority of all the votes cast" shall be sufficient to approve any matter.
           50. There is no provision in "this article" of the Maryland Corps. Code or in the Charter (or Articles of Incorporation) of First Financial that alters the "general rule" that a majority of the votes cast is sufficient to elect a director.
           51. Maryland Corps. & Ass'ns Code Section 2-404(d) provides:
Section 2-404.  election and tenure of directors.
(d) Plurality vote. - Unless the charter or bylaws of a corporation provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.
           52. The Charter of First Financial does not provide otherwise than that the plurality of votes cast shall be sufficient to elect a director.
           53. First Financial By-Laws Section III.3 is not authorized by Md. Corps. Code Section 2-404(d), because Section 2-404(d) only authorizes the bylaws of a corporation to retain the simple majority general rule of Section 2-506(a)(2) as an alternative to a plurality.
	WHEREFORE Plaintiff prays that the Court shall issue the following relief:
	1.	That First Financial By-Law Section III.3 shall be declared
void as inconsistent with or unauthorized by Md. Corps. Code Sections 2-506(a)(2) and 2-404(d);
	2.	For such other additional and further relief as the Court
deems just, equitable and appropriate.

COUNT III
(Declaratory Judgment that Plaintiff's Directors Are Elected)
	Paragraphs 1 though 54 are incorporated herein as if set forth here in full and in particular.
           54. Md. Corps. Code Sections 2-506(a)(2) and 2-404(d) provide that, unless a corporation's charter or bylaws includes a requirement that election of a director shall require a majority of all votes cast, the winner of a plurality of the votes shall be elected director.
           55. Plaintiff's nominees won both a plurality and a majority of the votes case at the First Financial annual meeting.
           56. Defendant has nonetheless refused to certify Plaintiff's nominees as the elected directors.
	WHEREFORE Plaintiff prays that the Court shall issue the following relief:
	1.	That Plaintiff's nominees shall be declared to have prevailed at the annual Shareholders' Meeting and to have been duly elected as directors under Maryland law;
	2.	For a temporary restraining order and a preliminary and
permanent injunction restraining and enjoining Messrs. LaBlanc and
Dorsey from participating in any future meeting of the First Financial
Board of Directors;
	3.	For such other additional and further relief as the Court
deems just, equitable and appropriate.

COUNT IV
(Investment Company Act of 1940)
	Paragraphs 1 though 57 are incorporated herein as if set forth here in full and in particular.
           57. Under Section 16(a) of the Investment Company Act of
1940, 15 U.S.C. Section 80a-16(a) (the "Investment Company Act"), "[n]o person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company, at an annual meeting...."
           58. Further, under Section 16(a) the Investment Company Act, when directors are divided into classes, like First Financial's, "the term of at least one class shall expire each year."
           59. Messrs. LaBlanc and Dorsey, the former incumbent
directors renominated by First Financial's management, were members of a class of directors whose terms "expired" in 2002.
           60. Under the Investment Company Act, "[n]o person shall
serve as director" unless elected to that office at the annual meeting.
           61. The terms of Messrs. LaBlanc and Dorsey have expired and they have not been elected.  Therefore, First Financial's position that they may continue to serve as directors violates 15 U.S.C. Section 80a-
16(a).
	WHEREFORE Plaintiff prays that the Court shall issue the following relief:
	1.	That the Court shall enter a declaratory judgment pursuant to
Section 16(a) of the Investment Company Act that Messrs. LaBlanc and
Dorsey "shall not serve" as directors;
	2.	For a temporary restraining order and a preliminary and
permanent injunction restraining and enjoining Messrs. LaBlanc and
Dorsey from participating in any future meeting of the First Financial
Board of Directors; and
	3.	For such other additional and further relief as the Court
deems just, equitable and appropriate.

 				Respectfully submitted,

				/s/ James H. Hulme


				James H. Hulme, Bar No. 00875
				Donald B. Mitchell, Jr., Bar No. 22944
				Benjamin I. Fishman, Bar No. 13495
				J. Marcus Meeks, Bar No. 15191
				ARENT FOX KINTNER PLOTKIN & KAHN
				1050 Connecticut Avenue, N.W.
				Washington, D.C.  20036-5339
				T: (202) 857-6000
				F: (202) 857-6395

				Attorneys for Plaintiff Badlands Trust
                        Company,
				as trustee for the Lola Brown Trust No. 1B


Dated: August 23, 2002



                       UNITED STATES DISTRICT COURT
                       FOR THE DISTRICT OF MARYLAND
                            Northern Division


BADLANDS TRUST COMPANY,
A SOUTH DAKOTA CORPORATION,

AS TRUSTEE FOR
LOLA BROWN TRUST NO. 1B
Plaintiff,

v.

FIRST FINANCIAL FUND, INC.
A MARYLAND CORPORATION,Defendant.

Civil Action No.  JFM 02-CV-2423


                   PLAINTIFF'S MEMORANDUM IN SUPPORT OF
             APPLICATION FOR A TEMPORARY RESTRAINING ORDER AND
                    MOTION FOR PRELIMINARY INJUNCTION

      Adopting a position that the Maryland Legislature and the courts have condemned as "bizarre," First Financial Fund, Inc. ("First Financial") has now decided to retain its two management directors in office even though they lost the election. Federal law, Maryland law, and common sense prohibit such a result. This Court should issue temporary and preliminary injunctive relief to insure that the bizarre result urged by First Financial does not come true.
      On August 12, 2002, First Financial held its annual shareholders meeting. The main item on the agenda was the election of two of the five directors of the corporation- the "Class I" directors. Management of First Financial supported the two Class I incumbents - Robert E. LaBlanc and Eugene C. Dorsey ("LaBlanc/Dorsey"). Badlands Trust Company, acting as trustee for several trusts that are significant shareholders of First Financial, supported two alternative candidates - Dr. Dean Jacobson and Joel E. Looney ("Jacobson/Looney").
      Jacobson/Looney won. A majority of the voting shares- indeed, almost 60% - voted for the Badlands slate of Jacobson/Looney. Under Maryland law (and notions of plain common sense), Jacobson/Looney were elected as directors.
      First Financial, however, has refused to recognize Jacobson/Looney as the winners and has determined to continue LaBlanc/Dorsey as "hold over" directors, even though they lost by a substantial margin.
Instead, First Financial has declared that no directors were elected at the meeting because Badlands' nominees did not receive an absolute majority of the shares of common stock outstanding and entitled to vote:
[N]o nominee has been duly elected as a Director at the Meeting. In accordance with Maryland law and the Fund's By-laws, the incumbents, Messrs. Dorsey and La Blanc, will remain in office until their successors are duly elected and qualified.
First Financial Fund, Inc. Press Release, August 21, 2002. See Exhibit D to Declaration of Badlands Vice President Stephen Miller. (The Miller Declaration is attached hereto as Exhibit 1.)
      In refusing to give effect to the overwhelming shareholder vote mandate, First Financial relies on section III.3 of its By-Laws (the
"Challenged By-law").   The Challenged By-law provides that "[d]irectors
shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon" - as opposed to a majority of the shares voted at the meeting.
      First Financial's position directly contradicts the requirements of Section 16(a) of the federal Investment Company Act of 1940. That statute states that "no person shall serve" as a director unless he has been elected and provides that the term of a director "expires" at the Annual Meeting. Further, Maryland Corporations Code Section 2-506(a) forbids such a result. This code section establishes a default rule - called the "General rule" in the statute - that all corporate elections are decided by a majority of the shares voting "[u]nless this article [of the Maryland Code] or the charter of a corporation provides otherwise...."  (emphasis added).  Md. Corps. & Ass'ns Code Section 2-
506(a)(1). Under this statute, a mere by-law is insufficient to overcome Maryland's default rule requiring only a simple majority of the shares voted at the meeting to approve a matter. The Challenged By-law represents an unlawful attempt to change this statutory rule. First Financial's refusal to recognize the winners of the election is improper.
      The will of the majority should stand. Jacobson/Looney should be seated as the Class I directors of First Financial forthwith. For the reasons set forth below, the Court should issue temporary and preliminary injunctive relief barring First Financial from seating LaBlanc/Dorsey as directors and compelling First Financial to recognize the election victory of Jacobson/Looney.
Legal Argument
Badlands Is Entitled to Temporary and Preliminary Injunctive Relief To Enforce The Majority Vote Of The Shareholders.
      The next meeting of First Financial directors is scheduled for September 4, 2002. Acting at the request of Jacobson/Looney, Badlands wrote to First Financial and requested:
As Mr. Looney and Dr. Jacobson - together with incumbent board member Richard I. Barr - now constitute a majority of the directors of the Fund, they have indicated that they would like to hold the next board of directors meeting - currently scheduled for September 4, 2002 - in Phoenix, Arizona.
Letter, Stephen C. Miller to Thomas T. Mooney, August 20, 2002 (attached as Exhibit B to Miller Declaration). First Financial rejected this request and advised:
The Board intends to proceed with the normal business of the Fund with the incumbent Class I Directors, Messrs. Dorsey and La Blanc, continuing to serve as Directors, with the full authority to exercise all of the rights and powers of members of the Fund's Board, until their successors are duly elected and qualified.
Letter, Arthur J. Brown to Stephen C. Miller, August 21, 2002 (attached as Exhibit C to Miller Declaration).
      Badlands will be irreparably harmed if First Financial proceeds with its directors' meeting, seating the two incumbents who lost the election. That decision illegally entrenches management because management will continue to have four of the five directors aligned with it, rather than having three of the five directors aligned with Badlands
- which is what the majority of voting shareholders wanted when the voted for Jacobson/Looney.
      Badlands will prevail on the merits under both federal and Maryland law. The federal Investment Company Act of 1940 prohibits the type of director entrenchment that First Financial is attempting here. Moreover, Maryland law provides that the majority of voting shares should prevail in these circumstances. The law is well-settled in this Circuit that where, as here, the plaintiff is facing such irreparable harm and a likelihood of success on the merits, a corrective injunction should be issued under Fed. R. Civ. P. 65.
The Lola Brown Trust Will Suffer Irreparable Harm Unless Emergency Relief is Granted.
      In deciding whether to issue a preliminary injunction, the court must consider four factors: (1) the likelihood of irreparable harm to plaintiff without the injunction; (2) the likelihood of harm to the defendant with the injunction; (3) plaintiff's likelihood of success on the merits; and (4) the public interest. Blackwelder Furniture Co. v. Seilig Mfg. Co., 550 F.2d 189, 193-96 (4th Cir. 1977); see, e.g.,
Intelus Corp. v. Barton, 7 F. Supp. 2d 635, 638-39 (D. Md. 1998).
      These four factors are to be weighed flexibly based on a sliding-scale approach; a strong showing by a party with regard to one factor reduces the need for that party to make a strong showing concerning other factors. Dan River, Inc. v. Icahn, 701 F.2d 278, 283 (4th Cir.
1983) (citing North Carolina State Ports Auth. v. Dart Containerline
Co., 592 F.2d 749, 750 (4th Cir. 1979)).   The first two factors are the
most important factors, and a court must begin its analysis by balancing the likelihood of harm to the plaintiff against the likelihood of harm to the defendant. See Blackwelder, 550 F.2d at 194-95; Rum Creek Coal Sales, Inc. v. Caperton, 926 F.2d 353, 359 (4th Cir. 1991). If the balance tips in favor of the plaintiff, then the plaintiff need not prove a "likelihood" of success on the merits, but instead need only raise "serious, substantial and difficult" questions that are "fair ground for litigation." Blackwelder, at 195; Rum Creek, 926 F.2d at
359. In the case at bar, it is clear that the likely harm to the plaintiff outweighs the possible harm to the defendant.2
      At the annual shareholder's meeting held on August 12, 2002, the plaintiff's nominees for First Financial's Board of Directors received almost 60% of the votes cast. However, First Financial has refused to allow plaintiff's nominees to assume their roles on the Board by declaring, in essence, a failed election. First Financial has decided instead to retain the incumbent directors in direct defiance of the shareholder election.
      The cases make clear that a stockholder's right to vote for the board of directors is not only a "valuable and vested property right" but one of the "most important rights incident to stock ownership and should not be annulled for purely technical reasons." Smith v. Koerber, 352 F. Supp. 591, 595 (D. Md. 1972), aff'd, 479 F.2d 1043 (4th Cir.
1973) (per curiam); Dynamics Corp. of America v. CTS Corp., 643 F. Supp. 215, 219 (N.D. Ill. 1986); Blasius Indus. Inc. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988) ("The stockholders' franchise is the ideological underpinning upon which the legitimacy of directorial power rests.").
      Unwilling to transfer control to the newly elected directors, First Financial has devised a novel interpretation of Maryland law in an attempt to annul First Financial's shareholder's most valuable and vested property right. Such an invasion of shareholder interest clearly rises to the level of irreparable harm. Ocilla Indus., Inc. v. Katz, 677 F. Supp. 1291, 1301 (E.D.N.Y. 1987) (shareholder disenfranchisement creates serious risk of irreparable harm); Horizon Corp. v. Anselmi, 483 F. Supp. 653, 659-60 (D.D.C. 1980) (shareholder group harmed by not seating duly elected slate of directors).
      The case law clearly vests shareholders with the vigilantly protected right to elect directors. Concord Group, Inc. v. Tri-State Motor Transit Co., 567 A.2d 1, 5 (Del. Ch. 1989). First Financial's actions amount to an improper denial of plaintiff's vested right to select directors of First Financial. Therefore, the balance of harm tips decidedly in favor of the plaintiffs who duly elected Dr. Jacobson and Mr. Looney as board members of First Financial.
First Financial Will Not Suffer Irreparable Harm If Emergency Relief is
Granted.
      Just as Badlands will be irreparably harmed through the denial of its right to have its shareholders' vote recognized and implemented, First Financial will not be irreparably harmed by having the two directors who received a majority of votes seated on the board. The balance of harms clearly tips in favor of having the expressed will of the majority recognized and implemented.
The Majority Vote Of The Shareholders Must Be Implemented Under Both Federal And Maryland Law; Thus, Badlands Is Likely To Succeed On The Merits.
CONTINUING THE INCUMBENT CLASS I DIRECTORS WHO LOST THE VOTE IS A VIOLATION OF SECTION 16(A) OF THE INVESTMENT COMPANY ACT.
      The Investment Company Act of 1940 (the Act) regulates any company that "holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities." 15 U.S.C. Section 80a-3(a)(1)(A) (1997). First Financial is a registered investment company under the Act and must comply with the rules and regulations of same, including Section 16(a).
THE PLAIN LANGUAGE OF SECTION 16(A).
      Section 16(a) of the Act states in relevant part as follows:
(a) Election of directors. No person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company, at an annual or a special meeting duly called for that purpose..
Nothing herein shall, however, preclude a registered investment company from dividing its directors into classes if its charter, certificate of incorporation, articles of association, by-laws, trust indenture, or other instrument or the law under which it is organized, so provides and prescribes the tenure of the office of the several classes: Provided, That no class shall be elected for a shorter period than one year or for a longer period than five years and the term of office of at least one class shall expire each year.
15 U.S.C. Section 80a-16(a) (emphasis added). Section 16(a) has been described as the "very essence of the Act." Prudential Ins. Co. of Am., 41 S.E.C. 335, 350 (Jan. 22, 1963), aff'd sub nom., Prudential Ins. Co. of Am. v. S.E.C., 326 F.2d 383 (3d Cir. 1964).
      Section 16(a) was enacted to protect the shareholders' right to elect the Board of Directors by preventing Board Members from transferring or retaining control without the approval of the shareholders. State Bank & Mortgage Co., 1972 SEC No-Act LEXIS 3322 (Aug. 7, 1972); The Fundpack, Inc., 1979 SEC LEXIS 604, at *5 (Oct. 2,
1979) ("Section 16(a) of the Act in part provides that except for filling of certain vacancies on a board of directors, no person can serve as a director of an investment company unless elected by shareholders); see also 1 THOMAS P. LEMKE, et al., Regulation of Investment Companies Section 6.03[2] (2000).
      The plain language of Section 16(a) governs.  Starting at the end, section 16 states that when the directors are divided into classes, the term of one such class "share expire" each year. The terms of LaBlanc/ Dorsey "expire[d]" this year. Returning to the beginning of Section 16(a), the statute provides that "[n]o person shall serve as a director .. unless elected . at an annual meeting.." Messrs. LaBlac and Dorsey were not elected and thus "shall [not] serve."
MARYLAND'S CORPORATE LAW DOES NOT AUTHORIZE WHAT SECTION 16 FORBIDS.
      Despite the fact that plaintiff's nominees for the expired director seats received 59% of the shares voted and the incumbent (and expired term) directors received 41% of the shares voted, First Financial has declared that no directors were elected at the annual shareholders meeting. In refusing to give effect to the overwhelming shareholder vote, First Financial relies on the Challenged By-law, which provides that "[d]irectors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon." Furthermore, First Financial has relied on the Challenged By-law to reinstate the incumbent directors without any authorization from the shareholders. This action is a patently egregious violation of
Section 16(a) of the Act.
      First Financial does not have the power to subvert the requirements of Section 16(a). "State law and corporate by-laws could not, of course, authorize procedures directly contrary to the specific provisions of Section 16(a) with respect to the election of directors of registered investment companies under the Act." Securities Corp. Gen., 40 S.E.C. 427, 431 n.9 (Dec. 23, 1960). See also Burks v. Lasker, 441
U.S. 471, 479 (1979) (Investment Company Act displaces state law where "state laws permit action prohibited by the Acts"). First Financial's reliance on the Challenged By-law to retain expired term directors without the authorization of the shareholders is an act expressly prohibited by Section 16(a).
      Moreover, by allowing the incumbent directors to retain control, First Financial has violated that portion of Section 16(a) requiring "that no class shall be elected for a shorter period than one year or for a longer period than five years and the term of office of at least one class shall expire each year." By permitting Messrs. LaBlanc and Dorsey to remain in office, First Financial is allowing their terms of office to continue without expiration in violation of Section 16(a). First Financial's actions are contrary to the plain language of Section 16(a) and the clear purpose of the law -- to ensure that the owners of investment companies have the power to select management. The Trust Fund Sponsored By the Scholarship Club Inc., 43 S.E.C. 917, 924 (Oct. 25, 1968). First Financial's inequitable conduct cannot continue.
      Even without reference to the Maryland Corporations Code, it is patent the First Financial's conduct is in violation of the Investment Company Act. The Act requires that directors be elected at annual or special meetings, especially when the directors are divided into classes. Here, First Financial management is attempting to retain control by declaring that no directors' election occurred and that, therefore, the incumbents continue in office under Maryland law. That scheme, however, is flatly prohibited by the Act. First Financial is not likely to succeed on the merits of this issue. Temporary and preliminary injunctive relief should be issued to bar First Financial's violation of the Act.
CONTINUING THE INCUMBENT CLASS I DIRECTORS WHO LOST THE ELECTION IS A VIOLATION OF THE MARYLAND CORPORATE LAW.
MARYLAND'S DEFAULT RULE IS THAT ELECTIONS ARE DECIDED BY A MAJORITY OF VOTES CAST AT A MEETING.
      First Financial does not fair any better under Maryland law. The Corporations and Associations Article of the Maryland Code is an integrated series of laws that, among other matters, governs the percentage of shares needed to approve various matters in a shareholder vote.
      Section 2-506(a)(2) of the Maryland Corporations Code states that "[u]nless this article [of the Code] or the charter of a corporation provides otherwise ... [a] majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting."3 (Emphasis added.) This Court has directly ruled that section 2-506(a)(2) is a "ban against super-majority votes." Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem. 948 F.2d 1281 (4th Cir. 1991).
      It is undisputed that the Jacobson/Looney slate received the majority of votes cast at the August 12, 2002 meeting. Thus, under this section, the shareholders approved Jacobson/Looney as the Class I directors. Yet, First Financial refuses to recognize the Jacobson/Looney victory despite the command of section 2-506(a)(2). Instead, First Financial claims that only a super-majority can elect a director when less than all shareholders vote. Because shareholders' meetings of public corporations never produce a 100 percent turnout,4 First Financial's position converts the vote needed to elect a director (or, in this case, to replace a management director) into a super-majority vote requirement.5
      The Maryland General Assembly has already labeled as a "bizarre occurrence" the situation urged by First Financial here - that because no nominee received a majority of shares, there was no election, and the incumbents -- who actually got the least votes -- continue in office for another three years! See Explanation of Senate Bill No. 659 Vote Required to Elect Directors, a true and correct copy of which is attached as Exhibit 2. This result is directly contrary to section 2-506(a)(2). That section simply does not allow the Challenged By-law. The Challenged By-law cannot stand to defeat the will of the majority of voting shares of First Financial.
SECTION 2-404 DOES NOT AUTHORIZE THE CHALLENGED BY-LAW.
      In announcing the results of the August 12, 2002 meeting, First Financial has said:
The Fund's By-laws provide that a nominee for Director can only be elected by a vote of the holders of a majority of the Fund's shares outstanding and entitled to vote thereon. Consequently, no nominee has been duly elected as a Director at the Meeting.
Exhibit D to Miller Declaration. Of course, as seen above, section 2-506 does not permit such a super-majority voting requirement to be established by a mere by-law. Rather, that section requires that such a provision be set forth in the corporate charter.
      Indeed, when it comes to the election of directors, Maryland law prefers that a mere plurality of voting shares be declared sufficient to elect a director. Under the sub-heading of "Plurality vote," section 2-404(d) states:
Unless the charter or bylaws of a corporation provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.6
 (emphasis in the original).
      The legislative sequence and history of this provision is crucial to a proper understanding of this case. At the time section 2-404(d) was passed in 1981, Md. Corps Code Section 2-506 provided -- as it does today -- the "general rule" in favor of a simple majority vote. The Maryland Legislature was concerned that Section 2-506 was too strict and that too many corporate elections were resulting in no election of directors, and so passed Section 2-404(d) to provide for a more relaxed standard of simple plurality voting.
      The Maryland courts have recognized this history. Section 2-404(d) was passed by the Legislature in 1981 as "an exception to section 2-506." Ideal Fed. Sav. Bank v. Murphy, 663 A.2d at 1277 (Md. 1995) (quoting Explanation of Senate Bill No. 659 Vote Required to Elect Directors). Section 2-404(d) creates an exception to the general default rule of simple majority voting approval. Indeed, the Court in Ideal Federal v. Murphy specifically held that the Maryland legislature created section 2-404(d) to "provide an exception to Section 2-506 of the Corporations and Associations Article which requires a majority of all votes cast to approve any matter." Id. at 457. The Court further found that the purpose of creating this exception was, in part, to avoid the "bizarre occurrence" in which "no nominees would receive a majority of the votes cast, in which case there would be no election and the current directors could continue to serve until the next annual meeting of stockholders." Id. at 457-58.
      Section 2-404(d) does provide that a plurality shall be sufficient "[u]nless the charter or bylaws of a corporation provide otherwise.." But it does not stand to reason that the Legislature's inclusion of this provision was intended to allow a corporation to require more than the simple majority that was sufficient under Maryland law at the time 2-404(d) was passed. A legislature that was so concerned about "bizarre occurrences" that it passed a statute to address them cannot be said to have, at the same time, permitted an interpretation of its act that would permit a corporation -- in its by-laws and not its Articles of Incorporation, no less -- to insert a super-majority provision that would assure such "bizarre" results. But this is exactly the position taken by First Financial in arguing that the Challenged By-Law permits the results of the recent election.
THE OPT-OUT PROVISION OF SECTION 2-404 CANNOT SUPPORT THE CHALLENGED BY-
LAW.
      By relying on the Challenged By-Law that an absolute majority of shares is needed to elect a director, First Financial has indicated this super-majority by-law is permitted under the opt-out provision of section 2-404(d). Such an argument, however, impermissibly ignores the substance of both section 2-404 and section 2-506.
      Section 2-404 is an exception to the general simple majority voting rule because it allows a plurality of voting shares to elect directors. The Maryland Legislature recognized that some corporations may not be comfortable electing directors on the basis of less than a majority of voting shares, so it permitted such companies to opt out of this exception through either its bylaws or its charter. Certainly, the Challenged By-law could be viewed as opting out of a plurality election of directors. But passing a By-Law opting out of the 2-404(d) exception does not also "opt" a corporation out of the 2-506 simple majority "general rule." If it did, there would have been no reason for the Legislature to limit the ability to opt out of Md. Corps. Code
Section 2-506 to provisions made in charters.7
      Section 2-506(a) expressly mandates that its "general rule" simple majority provision can only be circumvented by a corporation through its charter. Moreover, in such circumstances, courts pay careful attention to the distinction between by-laws and the charter as the corporate vehicle employed to alter the voting percentage rules. It is well-settled that where a state's corporate code requires super-majority provisions to be set forth in the corporate charter, and a corporation provides for such super-majority voting in its by-laws only, any such by-law is void. See, e.g., Roach v. Bynum, 403 So. 2d 187, 192-93 (Ala.
1981); Model, Roland & Co. v. Industrial Acoustics Co., 209 N.E.2d 553, 553 (N.Y. 1965).
      Maryland Corporations Code sections 2-104(b)(4) and 2-506(a)(2), when read together, make clear that Maryland's public policy requires that any restriction on the general shareholder voting rule - that a simple majority of shareholder votes cast at a meeting is sufficient to approve any matter - must be placed in the articles of incorporation.8
Section 2-104(b) identifies provisions that may be included in the articles of incorporation or charter. Among the listed provisions is:
"Any provision which requires for any purpose the concurrence of a greater proportion of the votes ... of any class of stock than the proportion required by this article for that purpose."
FIRST FINANCIAL'S CHARTER DOES NOT AUTHORIZE THE CHALLENGED BY-LAW.
      Thus, only a charter provision can circumvent Maryland's policy that majority of votes cast at a meeting is sufficient to elect directors. But First Financial's corporate charter does not contain such a provision. Article Nine is the only provision of the First Financial Charter that addresses voting issues:
Notwithstanding any provision of the Maryland General Corporation Law requiring a greater proportion than a majority of the votes entitled to be cast in order to take or authorize any action, any such action may be taken or authorized upon the concurrence of at least a majority of the aggregate number of votes entitled to be cast thereon . . . .
Articles of Incorporation of First Financial Fund, Inc., Article Nine (emphasis added) (a true and correct copy of which is attached as Exhibit 3).
      This provision is addressed only to a situation where a Maryland statute requires something more than an absolute majority - greater than 50% of shares entitled to vote. Nothing in Article Nine displaces section 2-506's general rule of simple majority voting. Nor should it be extended to defeat the voting will of the majority absent a positive and clear legislative intent to do so. See Larkin, 769 F. Supp. at 923 (invalidating a by-law requiring an 80% super-majority vote as not authorized by Sections 2-109 and 2-506, based "upon a close reading of the language of the by-law"); Standard Power & Light Corp. v. Investment Assoc., Inc., 51 A.2d 572, 576 (Del. 1947) (any charter provision that seeks to abrogate Delaware's former general rule requiring only a simple majority to elect directors must be "positive, clear, and readily understandable and susceptible to but one reasonable interpretation, which would indicate beyond doubt that the rule was intended to be abrogated"); Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 926-27 (Del. 1990) (a charter or by-law provision attempting to abrogate Delaware's statutory rule that a plurality of votes is sufficient to elect a director must be "clear, unambiguous and unequivocal").
      Here, of course, the General Assembly has condemned the super-majority requirement (and resulting non-election of directors) advocated by First Financial as "bizarre." Thus, the clear and unambiguous legislative intent is against the Challenged By-law and the result it would produce. Under Maryland law - as under federal law - Plaintiff has demonstrated an overwhelming likelihood of success on the merits. The Court should, therefore, issue the temporary and preliminary injunctive relief barring enforcement of the Challenged By-law.
The Public Interest Weights Heavily In Favor Of Implementing The Will Of The Majority.
      The "public interest" prong of the Fourth Circuit's hardship balancing test is typically the least considered of the four factors. See Rum Creek Coal Sales, 926 F.2d at 366 ("the public interest factor does not appear always to be considered at length in preliminary injunction analyses"); Dickson v. Morrison, 1999 U.S. App. LEXIS 17795, at *21 (4th Cir. 1999) (quoting Chief Judge Motz as saying "this is usually a throw-in factor"). But here, it weighs heavily in favor of Plaintiff.
      The United States Congress has determined that there is an over-riding public interest in effective and informed corporate democracy.
As the D.C. Circuit has noted, Congress's very purpose in the creation of the proxy solicitation process under Section 14 of the Securities Act was "to give true vitality to the concept of corporate democracy." Roosevelt v. E.I. Du Pont de Nemours & Co., 958 F.2d 416, 421 (D.C. Cir.
1992) (citations omitted). Likewise, this Court has stated that the franchise right of stockholder's is a "vested and valuable property right" and "one of the most important rights incident to stock ownership." Koerber, 352 F. Supp. at 595.
      First Financial has repudiated corporate democracy and has annulled the franchise right of First Financial's shareholders by seeking to entrench management directors through minority veto. At a time when shareholders and Congress are calling for greater corporate accountability, First Financial takes the position that an entrenched minority has the right to thwart the express will of First Financial shareholders. That position is contrary to the public interest, which weighs heavily in favor of granting the temporary and preliminary injunctive relief sought by Plaintiff.
CONCLUSION
      All four factors for temporary and preliminary injunctive relief weigh heavily in favor of Badlands. The Challenged By-law is invalid under the Investment Company Act and Maryland law. It cannot stand. Badlands' interest as a voting shareholder will be irreparably injured unless the requested injunctive relief is issued. The Court should enforce the will of the voting majority and avoid the "bizarre" result urged by First Financial management. The public interest requires no less.

Respectfully submitted,

/s/ James H. Hulme

James H. Hulme, Esquire, Bar No. 323014
Donald B. Mitchell, Jr., Bar No. 22944
Benjamin I. Fishman, Bar No. 13495
J. Marcus Meeks, Bar No. 15191
ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C.  20036-5339
Telephone:  (202) 857-6144
Counsel for Plaintiff, Badlands Trust Company



                        UNITED STATES DISTRICT COURT
                        FOR THE DISTRICT OF MARYLAND
                             Northern Division

BADLANDS TRUST COMPANY,
A SOUTH DAKOTA CORPORATION,

AS TRUSTEE FOR
LOLA BROWN TRUST NO. 1B
Plaintiff,

v.


FIRST FINANCIAL FUND, INC.
A MARYLAND CORPORATION,Defendant.

Civil Action No. JFM 02-CV-2423


                              MOTION FOR A
                         PRELIMINARY INJUNCTION

	Pursuant to Rule 65(b) of the Federal Rules of Civil Procedure and in accord with Md. Code Ann., Corps. & Ass'ns Section 2-506, Plaintiff Badlands Trust Company, as Trustee for Lola Brown Trust No. 1B ("Lola Brown Trust"), moves for a preliminary injunction prohibiting defendant First Financial Fund, Inc. ("First Financial") from implementing By-Law
III.3 of its corporate by-laws and requiring First Financial to seat
Dean Jacobson and Joel E. Looney as directors of First Financial, until further order of this Court.
	As alleged in the Amended Complaint filed on August 23, 2002, an election for two director positions was held at the First Financial annual shareholders meeting on August 12, 2002.  Two candidates supported by Plaintiff and related trusts ran on a slate against two incumbent directors supported by First Financial management. The candidates supported by Plaintiff won by a sizeable majority -- 58.8 percent of the shares voted at the meeting were cast for Plaintiff's candidates. Under Maryland law, this result constitutes a proper election and the Lola Brown Trust's candidates should have replaced the two incumbent directors.
	First Financial, however, has declared that no directors were elected at the meeting because Plaintiff's nominees did not receive an absolute majority of "the shares of common stock outstanding and entitled to vote...."  In refusing to give effect to the mandate of its shareholders, First Financial relies on section III.3 of its By-Laws, which provides that "[d]irectors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon" - as opposed to a majority of the shares voted at the meeting. First Financial's position is contrary to Maryland law, and a preliminary injunction should issue to prevent the First Financial board of directors from meeting until the present dispute is resolved.
	Plaintiff meets all of the requirements for the issuance of a preliminary injunction.
	First, there is a substantial likelihood that the Lola Brown Trust will succeed on the merits of its Complaint. First Financial's position directly contradicts the requirements of Section 16(a) of the federal Investment Company Act of 1940. That statute states that "no person shall serve" as a director unless he has been elected and provides that the term of a director "expires" at the Annual Meeting. Defendant's actions are also a violation of Maryland law. Maryland Corporations
Code Section 2-506(a) requires that the candidates supported by
Plaintiff be seated on the First Financial board of directors.  Under
Md. Corps. Code Section 2-506 all corporate elections are decided by a majority of the shares voting "[u]nless this article [of the Maryland
Code] or the charter of a corporation provides otherwise...."  Under this statute, a mere by-law is insufficient to overcome Maryland's rule requiring only a simple majority of the shares voted at the meeting to approve a matter. First Financial's position is improper and the majority vote at the election should stand.
	Second, not granting injunctive relief will irreparably harm Plaintiff. The shareholders of First Financial have chosen the Lola
Brown Trust's candidates to sit on the board of directors, but First Financial refuses to recognize the will of the shareholders. Instead, First Financial has seated the incumbent directors who the shareholders rejected. By seating the incumbent directors, First Financial has disfranchised its shareholders, including the Lola Brown Trust, and is denying the Lola Brown Trust the right to have its candidates seated on the board of directors.
	Third, First Financial will not be harmed if an injunction is granted because the company can continue to operate while the proper board of directors is determined.
	Finally, because the public has strong interests in the promotion of corporate democracy, as exemplified in the very existence of the Maryland statute providing for majority voting at meetings of shareholders, the public interests will be best served by the issuance of a preliminary injunction.
	The Court's attention is respectfully invited to the Memorandum of Points and Authorities in Support of the Temporary Restraining Order filed August 23, 2002, which is incorporated herein by reference.

				Respectfully submitted,

				/s/ James H. Hulme


				James H. Hulme, Bar No. 00875
				Donald B. Mitchell, Jr., Bar No. 22944
				Benjamin I. Fishman, Bar No. 13495
				J. Marcus Meeks, Bar No. 15191
				ARENT FOX KINTNER PLOTKIN & KAHN
				1050 Connecticut Avenue, N.W.
				Washington, D.C.  20036-5339
				T: (202) 857-6000
				F: (202) 857-6395

				Attorneys for Plaintiff Badlands Trust Company,
					as trustee for the Lola Brown Trust No. 1B


Dated: August 23, 2002

END NOTES:

	1Md. Code Ann., Corps. & Ass'ns Section 2-513 (1999), provides that a person who holds 5% or more of a Maryland corporation's stock may acquire "a list of its stockholders."
	2This is apparently done to ease the transaction and registration process and thereby increase liquidity. If, for example, a customer of Merrill Lynch owned shares of First Financial and wanted to sell them, it is possible that they might be bought by a customer of Morgan
Stanley. Since both brokerages are members of Depository Trust Company/ Cede & Co., rather than change the registration of the stock at First Financial, the registration at First Financial can remain "Cede & Co,"
and, instead, Depository Trust would simply change its books to transfer the dollars and shares from Merrill Lynch to Morgan Stanley.
	3In fact, the books of First Financial show that as of the record date (May 22, 2002) Cede & Co. holds 22,584,654 shares of FF - about 95%
of the outstanding shares.
	4Mr. Brown is a lawyer, whose office is in Washington, D.C.
	5Under Fourth Circuit Rule 36(c), unpublished opinions may be cited by counsel "if counsel believes ... that an unpublished disposition of any court has precedential value in relation to material issue in a case and that there is no published opinion that would serve as well...."
Dickson fits this test, as it is the only recent federal preliminary injunction case involving Maryland corporations law of which we are aware.
	6The only other possible remedy would be to postpone the Annual Meeting, a possible remedy that the Plaintiff does not waive.
	7Indeed, Sadler involved a Maryland corporation. New York's corporation law has a provision allowing New York residents who are shareholders of foreign corporations that do business in New York to request stockholder lists from those corporations and to sue in New York if they do not provide them.  Under Sadler, then, if the Lola Brown
Trust were located in New York, it could have brought this case in federal court in New York under New York law against First Financial, and would have had controlling precedent in its favor that it was entitled to the NOBO lists at issue.
	8See July 10, 2002 letter from Polly S. Swartzfager, Esq., representing the Lola Brown Trust, to Arthur J. Brown of First
Financial, attached as Exhibit 6.
	9See July 12, 2002 letter from Arthur J. Brown of First Financial to Polly S. Swartzfager, Esq., representing the Lola Brown Trust at 2-3, attached as Exhibit 7.
	10This definition of "stockholder" is fairly new - the "record holder" language was added to the Md. Corps. Code Section 1-101(t) definition in 2000, as part of Chapter 642 of the Maryland Acts of 2000. Previously, the definition simply stated that a stockholder was "a person who holders shares of stock in a corporation...."  The legislative history of this alteration makes clear that it was a
"technical change" designed to align the definition with the common understanding of the term, not to make any substantive changes in the law.  See Economic Matters Committee Floor Report for Maryland House
Bill 851 (describing amendment of shareholder definition as
"technical"). Indeed, the Maryland courts had long held that a "shareholder" is one "of record," and so the definitional change made no change in long-settled Maryland law. See Magruder v. Colston, 44 Md.
349, 356 (1876). Moreover, the Maryland State Bar Association's Explanation of House Bill 851 located in the Maryland General Assembly
Bill files, states that "the [p]roposed amendment simply clarifies existing case law that a 'stockholder' of a corporation is the person who is named in the records of the corporation and that, therefore, a corporation may rely on its records in determining who its stockholders are." Copies of these legislative materials are attached hereto as
Exhibit 8.
	11See also Pittman v. American Metal Forming Corp., 336 Md. 517, 524, 649 A.2d 356 (1994); Independent Distrs., Inc. v. Katz, 99 Md. App. 441, 457, 637 A.2d 886 (1994).
1 /	The allegations added by the Amended Complaint are set forth in italics.
2 	The U.S. District Court for the Northern District of Illinois has
held, in a case with similar facts, that where the harms are difficult to quantify and are best described as offsetting, "the chief inquiry is which party is more likely to prevail at a full trial." Dynamics Corp.
of Am. v. CTS Corp., 643 F. Supp. 215, 217 (N.D. Ill. 1986).
3	A quorum is defined as "[t]he presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting...."  Md. Corps. & Ass'ns Code Section 2-506(a)(1).
A quorum was present at the August 12, 2002 shareholder meeting.

4 	Approximately 80 percent of First Financial shares entitled to vote in fact cast votes at the August 12 shareholder meeting. See Am. Compl. Paragraph 38.

5 	An example helps to highlight the import of this statute in
relation to the Challenged By-law. Consider that corporation X, which had 100 shares of stock that were entitled to cast a vote, held a shareholders meeting in order to elect one new director from among two candidates. If 55 shares appeared at the meeting, thus fulfilling the quorum requirement, a candidate would need at least 28 of those 55 shares (which is 51% of the votes cast, also referred to as a "simple majority") to be elected under the general rule set forth in section 2-506 of the Maryland Corporations Code. On the other hand, if the Challenged By-law were to govern, a candidate would need 51 of Corporation X's 100 shares entitled to vote in order to be elected. Thus, under the First Financial view, 51 of the 55 shares appearing at the shareholder meeting would have to vote for one of the candidates in order for that candidate to be elected. That equals 93% of the votes cast. Indeed, in any election in which all of the shareholders were not present and voting, such an absolute majority requirement would, as a matter of mathematics, constitute a requirement of a super-majority of those voting.

6 	In interpreting this statute, the Maryland Court of Appeals adopted the following definition of "plurality":
The excess of votes cast for one candidate over those cast for any other. Where there are only two candidates, he who receives the greater number of the votes cast is said to have a majority; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a plurality, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.
Ideal Fed. Sav. Bank v. Murphy, 663 A.2d 1272, 1278 (1995).
7 	Maryland's Corporations Code, read as whole and with few
exceptions, generally requires any restriction on shareholder voting rights to appear in the corporate charter. It is well established that a statute should be interpreted as a whole, Copiers Typewriters Calculators, Inc. v. Toshiba Corp., 576 F. Supp. 312, 323 (D. Md. 1983), and that the various parts of a statutory scheme must be read together and harmonized so as to give each portion of the scheme meaning.
Liverpool v. Baltimore Diamond Exch., Inc., 799 A.2d 1264, 1271 (Md.
2002).

8	This public policy applies to shareholder voting only, not voting by the directors. Compare, e.g., Sections 2-104(b)(4); 2-505(b) and 2-506 (governing shareholder voting) with, e.g., Sections 2-408(a) and 2-413(a) (governing voting by directors).